

03027262

PENN OCTANE

Your Pipeline Fuel Source Into Mexico...



Dedicated to the Northeastern Mexico LPG market utilizing its strategic and exclusive assets, which allows LPG to be delivered more efficiently, cheaply and reliably.

Annual Report '02

Today, Penn Octane is one of the largest exporters of LPG from the US borders into Mexico and provides a significant portion of Mexico's total LPG imports.



Who is Penn Octane?

Today, Penn Octane is one of the largest exporters of LPG from the US borders into Mexico and provides a significant portion of Mexico's total LPG imports. Penn Octane sells its LPG to the northeast Mexico region utilizing a state of the art terminal facility located in Matamoros, Mexico. The LPG is delivered to this facility directly from most of the major southeast Texas LPG suppliers through pipelines leased or owned by the Company.

The Company's sales prices and purchase prices for LPG are based on a similarly posted index price providing the Company with a fixed margin.

Penn Octane's business is dedicated to the Northeastern Mexico LPG Market utilizing its strategic and exclusive assets, which allows LPG to be delivered more efficiently, cheaply and reliably.

Based on the future deregulation of the Mexican LPG market, the continued growth of LPG consumption in Mexico and/or the anticipated reduction of Mexico's production of LPG, Penn Octane is poised to be the leader in the supply of LPG for Northeast Mexico and expects to achieve significant growth for many years to come.

Volume
(in millions)


01 - 02
02 - 02
03 - 02*
04 - 02
01 - 03
02 - 03
PMI
Other

* Includes exchange of 27.7 million gallons (avg 9.2 million/month) to customer for previously commiutted volumes

Revenue
(in millions)


$50
$40
$30
$20
$10
01 - 02
02 - 02
03 - 02
04 - 02
01 - 03
02 - 03

Gross Profit
(in millions)


$7
$5
$3
$1
01-02
02-02
03-02
04-02
01-03
02-03

Operating Income
(in millions)


$5
$4
$3
$2
$1
$0
$(1)
01-02
02-02
03-02
04-02
01-03
02-03

To Our Shareholders:



It gives me great pleasure to issue the Company's fiscal year 2002 annual report, which reflects many important advances made by the Company. Most notable is the Company's fiscal year income which demonstrates the profitability of our core business and the reasonable expectation that these profits will continue in the future. This level of profitability provides the Company with greater financial and operational stability to run our current operations and greater flexibility to develop additional growth opportunities within and outside our core business.

During fiscal year 2002, the record net earnings were the direct result of delivering record volumes of LPG into Mexico, destined for consumption in northeastern Mexico. Our ability to achieve this success was the result of our successful completion and implementation of various business strategies set into motion several years ago to become the major supplier of LPG into the northeast region of Mexico and at the same time positioning the Company for significant future growth in Mexico's LPG industry. The vision included the construction of cross border pipelines and a state of the art terminal facility located in Matamoros, Mexico, securing long term arrangements for additional pipeline and terminaling infrastructure and arrangements with some of the major suppliers of LPG in southeast Texas.

Our volumes of LPG product have increased every year since our commencement of operations in 1994.

Our customer in Mexico has purchased increased volumes of LPG product every year since our commencement of operations in 1994 and recently demonstrated their recognition of the benefits of our continually improving infrastructure, product quality and competitive pricing by signing a new sales agreement during fiscal year 2002 which provides the Company with minimum volume commitments and fixed margins which exceed any previous agreement between the parties.

Despite the importance of this new contract, and the success to date, we are still capable of achieving significant additional growth in the



future. Although we shipped record volumes of LPG to Mexico during fiscal year 2002, we believe that we are still the low cost incremental provider of LPG for additional volumes well beyond our current sales levels within our immediate strategic sales zone alone. Our terminal facilities, pipeline infrastructure assets and LPG supply contracts allow the Company to provide the northeast Mexican market with access to LPG on a more dependable basis and at prices which compete more favorably than with costs associated with bringing LPG from the United States into Northeast Mexico either by truck, railcar or ship or from LPG located in Mexico which is produced domestically.

The Company is also seeking new opportunities for additional growth outside our immediate strategic sales zone and to expand into additional products and services. We are currently planning the installation of a terminal facility near Saltillo, Coahilla, Mexico, which when operational, will provide the Company with the opportunity for further penetration into the Mexican LPG market. We are also exploring our options of developing LPG marine facilities adjacent to our Brownsville terminal facility which will allow for the receipt and shipment of LPG and refined product supplies into our pipeline and terminal facilities network from various sizes and types of marine vessels on behalf of other major suppliers and customers. We continue to seek further sales opportunities of our products into other areas of Mexico through construction, acquisition or access to additional pipelines and other transportation networks within Mexico. We are continually looking into LPG supply sources which can compliment or improve our existing supply volumes or which will provide the Company access to LPG supply at lower prices, including alternative methods of transporting the LPG such as rail or barge. We are continually making evaluations of our current logistical infrastructure for more efficient costs, additional capacity and the need for additional storage to help manage the flow of products. Lastly, we are currently implementing a new software system which will keep up with

Our expected future profitability will provide us with more opportunities, including additional capital sources to finance our growth within Mexico or the United States.



the future growth we are anticipating and allow us to more effectively manage and operate the business.

Outside of our core business, we continue to explore other opportunities, including strategic alliances, transactions that enable us to expand our pipeline and terminal infrastructure to other markets or products and more favorable corporate structures. Our expected future profitability will provide us with more opportunities, including additional capital sources to finance our growth within Mexico or the United States.

Our future growth in Mexico is still dependent on many factors including changes in the Mexican LPG laws and we are anxiously awaiting the Mexican Government's implementation of deregulation. We believe that deregulation provides the Company with an opportunity to significantly expand our market share and enhance margins on our products and services. The new Mexican administration seems to be determined in implementing these changes. Regardless, the Company is committed to continue to make the necessary investments which will allow us to be more competitive or become more profitable and to explore all options which will lead to greater shareholder value.

On behalf of the Company, we wish to thank all of our stockholders and our employees for their past and continued dedication and loyalty. We all are looking forward to a very exciting upcoming year.

Sincerely,

Jerome B. Richter
Chairman of The Board, President and
Chief Executive Officer

Our Key Marketing Goals Are:

- *Maximize use of our existing infrastructure.*
- *Increase volume sales of LPG into Mexico.*
- *Seek new opportunities to expand the Company's area of influence, more efficient methods of distribution and to reduce the Company's costs of operations.*
- *Seek expansion through acquisition, integration or introduction of new products which utilize the Company's infrastructure and/or rely on the expertise of management.*

The Mexican LPG Industry

Mexico is one of the largest consumers of LPG in the world. Through the early 1990's, Mexico produced all of their own LPG to meet domestic consumption needs, except during the winter months (October - March) when some imports were needed to keep up with the increased demand. Since that time, demand for LPG has continued to grow significantly and Mexico's internal production of LPG has decreased substantially. As a result, Mexico relies on barge imports from the US and other countries or from truck or pipeline imports from the U.S. Compounding Mexico's LPG shortfall is that there is no economic or reliable system to bring LPG product from Mexico's refineries or ports to markets in the northeast Mexico. The majority of Mexico's LPG production is located in the south of Mexico, near the Bay of Campeche and most barge imports are originally offloaded in the south of Mexico. Mexico's LPG pipeline infrastructure is limited consisting primarily of the Abasolo pipeline (approximately 2000 miles) running from the south of Mexico to the Abasolo Terminal. From the Abasolo Terminal, to reach the Company's influential zone, the LPG must be trucked to Northern Mexico, another 900 kilometers. As a result, supplying the northern part of the country is cumbersome and inefficient. For that very reason, LPG delivered from the United States to Northeast Mexico is in high demand. This demand continues to outpace other regions of Mexico due to industrial (maquiladorra) and residential growth and a corresponding improving economy.

Demand for LPG in Mexico has grown rapidly based on:

- Population growth of 4-5% per year
- Demand for vehicle propane has grown substantially
- Mexico's own LPG production is declining
- Mexico has diverted some of their LPG components toward the gasoline market
- "Mexico's daily consumption is 353,000 barrels of LPG, out of which 230,000 are produced in Mexico, and 123,000 are imported... the demand is growing at 4% increase... " Eduardo Piccolo Caldera - Director General for the LPG of the Ministry of Energy - Feb. 2002



About Our Customers

Due to Mexico's current laws surrounding the sale and distribution of LPG, the Company sells LPG solely to PMI Trading Ltd. ("PMI") on behalf of Petroleus Mexicanos ("Pemex"), Mexico's state owned oil company. The Company's current sales contract with PMI provides for minimum monthly sales to PMI of 17 million gallons per month. Pemex in turn sells the LPG obtained from Company to local Mexican LPG distributors who in turn sell the LPG to residential and industrial consumers. The total number of distributors in Mexico are approximately 400 of which approximately 50 distributors are located in the Company's strategic area of influence. The estimated total consumption of LPG in the Company's area of influence is approximately 50 million gallons per month.

The distributors falling with the Company's area of influence are currently required to purchase LPG from Pemex at locations designated by Pemex which are sometimes further distances than the Company's terminal facilities. This scenario occurs due to Pemex's need to program distribution of its entire country-wide supplies (including domestic LPG production, LPG barge imports and US border LPG imports) in accordance with the expected demand and internal infrastructure. Because the existing Mexican infrastructure of LPG distribution facilities is limited, not all LPG supplies are able to reach the desired markets and if so, without significant additional cost. If the distributor is required to pick up its LPG supplies from locations which are not within its locality, such additional transport costs are borne by the distributor.

The Company expects that in the near future the LPG industry will be deregulated and that the company will be able to sell directly to the distributors. Upon deregulation, distributors will be free to purchase LPG from any supplier. Because of the Company's existing delivery infrastructure and its advantages over potential competitive supplies, the Company believes that deregulation will increase the Company's opportunities to increase its sales and margins.

Other LPG supplies, located in Mont Belvieu and the Central Houston area, which are delivered into Mexico by truck, are significantly more expensive than Penn Octane's.



Competition For LPG In The Future Is Expected To Be Based On Other LPG Supplies And Other Fuel Sources:

1) LPG is considered a commodity in Mexico and therefore the only competitive difference for the product is the price and to a lesser extent reliability of delivery and quality of the LPG. Currently the Company's competition in its strategic zone comes from very limited LPG supply sources located near the Company's strategic area or from abundant LPG supplies which are located further than the Company's supply sources and are significantly more costly due to additional trucking costs to deliver the LPG into the Company's strategic zone. Principally these sources are as follows:

    A) Mexican (Pemex) refineries located in Madero, Cadereyta and a small gas processing plant in Reynosa. The combined production is about 6 million gallons per month.

    B) Small gas processing plants located in the United States near the U.S. - Mexican Border delivered into Mexico by truck.

    C) LPG supplies located in Mont Belvieu and the Central Houston Area, which are delivered into Mexico by truck where the freight costs are significantly more expensive than the Company. Some of these suppliers may not have truck loading facilities or may be difficult to access.

    D) LPG supplies delivered by barge and received at ports in the south of Mexico from Algeria, Venezuela, Saudi Arabia and Mont Belvieu, where the costs to bring the supplies into the Company's strategic zone are significantly higher.

2) Other fuel sources used for cooking and heating, primarily natural gas. In the Company's strategic zone, the natural gas infrastructure is not in place and there are no current plans to develop this infrastructure.



Limitations Of US Exports Of LPG Into Mexico:

- With the exception of the Company, which began operations of its Matamoros terminal facility in April 2000, all of the LPG imported via U.S. Borders which are destined for the Company's area of influence have been delivered by truck.

- The limitations with importation by truck are:
  1. *There are a limited number of US certified trucks qualified with trailers to go* back and forth across the US-Mexico border.
  2. Trucks are required to pass through US and Mexican Customs, which typically *only operate during normal business hours Mon - Fri, 1/2 day Saturday* and closed on Sundays.
  3. Under US laws, LPG tankers cannot carry as much LPG as their Mexican counterparts and trucks are not allowed to pull tandem loads.
  4. Today's heavily populated roads require significantly more time to travel, are more dangerous and prone to accidents.
  5. Inclement weather and human resources are unpredictable.

Competitive Advantages of the Company

Penn Octane is more suited to serve the Northeastern Mexican LPG market because its location of its infrastructure in this market and the fact that the LPG purchased and sold by the Company is transported via pipeline, the most efficient way to transport LPG. Specifically Penn Octane's pipeline and terminal infrastructure provide the following advantages over competitive supplies:

- Less costly
- More reliable
- Can operate 24 / 7
- Safer

Our Plans For The Future Are:

- Installation of the Saltillo Terminal
- Construction and installation of a 15,000 barrel LPG storage sphere in Matamoros, Mexico
- Construction of piping and storage which would provide access to the Brownsville ship channel
- Implementation and upgrade of the Company's information systems



The Company's Strategic Assets Include:

- Long-Term supply contracts with major southeast Texas suppliers.
- Long-Term exclusive lease arrangements for pipeline (with capacity of approximately 30,000 barrels per day) which allows the Company to access the major southeast Texas suppliers.
- Long-Term lease access to 500,000 barrels of storage in Markham, Texas.
- Two cross-border pipelines (capable of handling LPG or Refined Products) with total capacity of 75,000 barrels per day.
- Access to the Brownsville Ship Channel, which is a major deep water port serving Northeastern Mexico, as well as southeast Texas. Upon future construction the Company will be able to load and unload and flow through the companies pipeline system. LPG ships of 30,000 DWMT or 45,000 DWMT vessels of refined products.
- State of the art terminal facility in Matamoros, Mexico. The facility has ten product truck loading / unloading racks and 270,000 gallons of storage.
- Terminal facility in Brownsville, Texas with six product truck loading racks, 640,000 gallons of storage and capable of loading and unloading rail tank cars.
- The Company plans to move a previously constructed terminal in Saltillo, Mexico to another location west of Saltillo. This facility is expected to be capable of rail tank car offloading, truck loading and unloading and storage of 600,000 gallons.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the Company's results of operations and liquidity and capital resources should be read in conjunction with the consolidated financial statements of the Company and related notes thereto appearing elsewhere herein. References to specific years preceded by "fiscal" (e.g. fiscal 2002) refer to the Company's fiscal year ended July 31.

OVERVIEW

The Company has been principally engaged in the purchase, transportation and sale of LPG for distribution into northeast Mexico. In connection with the Company's desire to reduce quantities of inventory, the Company also sells LPG to U.S. and Canadian customers.

During fiscal 2002, the Company derived 77.9% of its revenues from sales of LPG to PMI, its primary customer.

The Company provides products and services through a combination of fixed-margin and fixed-price contracts. Costs included in cost of goods sold, other than the purchase price of LPG, may affect actual profits from sales, including costs relating to transportation, storage, leases and maintenance. Mismatches in volumes of LPG purchased from suppliers and volumes sold to PMI or others could result in gains during periods of rising LPG prices or losses during periods of declining LPG prices as a result of holding inventories or disposing of excess inventories.

LPG SALES

The following table shows the Company's volume sold in gallons and average sales price for fiscal years ended July 31, 2000, 2001 and 2002.

	2000	*2001*	*2002*
Volume Sold			
LPG (millions of gallons) – PMI	140.2	167.2	243.5
LPG (million of gallons) – Other	47.2	71.4	76.1
	187.4	238.6	319.6
Average Sales Price			
LPG (per gallon) – PMI	$ 0.54	$ 0.67	$ 0.46
LPG (per gallon) – Other	0.47	0.55	0.47

RESULTS OF OPERATIONS

Year Ended July 31, 2002 Compared with July 31, 2001

Revenues. Revenues for the year ended July 31, 2002, were $142.2 million, including $22.0 million (39.6 million gallons) related to the delivery during the period December 2001 through April 2002 of LPG associated with the obligation to deliver, compared with $150.7 million for the year ended July 31, 2001, a decrease of $8.5 million or 5.7%. Of this decrease, $35.9 million was attributable to decreases in average sales prices of LPG sold to PMI during the year ended July 31, 2002, and $8.9 million was attributable to decreased average sales prices of LPG sold to customers other than PMI during the year ended July 31, 2002, in connection with the Company's desire to reduce quantities of inventory, partially offset by increases of $34.7 million attributable to increased volumes of LPG sold to PMI and $1.6 million attributable to increased volumes of LPG sold to customers other than PMI during the year ended July 31, 2002.

Cost of goods sold. Cost of goods sold for the year ended July 31, 2002, was $131.1 million compared with $151.5 million for the year ended July 31, 2001, a decrease of $20.3 million or 13.4%. Of this decrease, $40.3 million was attributable to decreases in the cost of LPG sold to PMI during the year ended July 31, 2002, $11.2 million was attributable to the decreased costs of LPG sold to customers other than PMI in connection with the Company's desire to reduce quantities of inventory during the year ended July 31, 2002, partially offset by increases of $28.6 million attributable to increased volume of LPG sold to PMI during the year ended July 31, 2002, $1.7 million attributable to increased volume of LPG sold to customers other than PMI during the year ended July 31, 2002, and $773,797 attributable to net increases in other operating costs associated with LPG during the year ended July 31, 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses were $4.3 million for the year ended July 31, 2002, compared with $3.6 million for the year ended July 31, 2001, an increase of $729,217 or 20.2%. The increase during the year ended July 31, 2002, was principally due to legal, consulting fees and compensation related costs.

Other income (expense). Other income (expense) was $(2.5) million for the year ended July 31, 2002, compared with $(3.7) million for the year ended July 31, 2001, a decrease of $1.2 million. The decrease in other expense was due primarily to decreased interest costs and amortization of discounts on outstanding debt during the year ended July 31, 2002.

Income tax. During the year ended July 31, 2002, the Company recorded a provision for income taxes of $100,000 (which was partially offset by a refund previously received), representing alternative minimum tax due. Due to the availability of net operating loss carryforwards (approximately $6.7 million at July 31, 2002), the Company did not incur any additional income tax expense. The Company can receive a credit against, any future tax payments due to the extent of any prior alternative minimum taxes paid.

Year Ended July 31, 2001 Compared with July 31, 2000

Revenues. Revenues for fiscal 2001 were $150.7 million compared with $98.5 million for fiscal 2000, an increase of $52.2 million or 53.0%. Of this increase, $18.1 million was attributable to increased volumes of LPG sold to PMI in fiscal 2001, $17.9 million was attributable to increased average sales prices of LPG sold to PMI in fiscal 2001, and $16.2 million was attributable to increased sales of LPG to customers other then PMI during fiscal 2001 in connection with the Company's desire to reduce quantities of inventory.

Cost of goods sold. Cost of goods sold for fiscal 2001, was $151.5 million compared with $94.9 million for fiscal 2000, an increase of $56.5 million or 59.6%. Of this increase, $16.6 million was attributable to increased volumes of LPG sold to PMI in fiscal 2001, $17.5 million was attributable to the increase in the cost of LPG sold to PMI for fiscal 2001, $20.6 million was attributable to the increased costs of LPG sold to customers other than PMI in connection with the Company's desire to reduce quantities of inventory during fiscal 2001, and $1.8 million was attributable to increased operating costs associated with LPG during fiscal 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses were $3.6 million for fiscal 2001 compared with $3.2 million for fiscal 2000, an increase of $464,993 or 14.8%. The increase during fiscal 2001 was principally due to additional costs associated with the operations of the US-Mexico Pipelines and Matamoros Terminal Facility.

Other income (expense). Other income (expense) was $(3.7) million for fiscal 2001 compared with $1.1 million for fiscal 2000, a decrease of $4.8 million. The decrease in other income was due primarily to increased interest costs and amortization of discounts of $1.8 million associated with the issuance of debt during fiscal 2001 and a decrease of $3.0 million related to the award from litigation, which was recorded during fiscal 2000.

Income tax. The Company had a net operating loss carryforward of approximately $12.0 million at July 31, 2001, which expires in the years 2010 to 2021, and may be significantly limited by the application of the "change in ownership" rules under Section 382 of the Internal Revenue Code. The Company can receive a credit against any future tax payments due to the extent of any prior alternative minimum taxes paid.

LIQUIDITY AND CAPITAL RESOURCES

General. The Company has had an accumulated deficit since its inception, has used cash in operations and continues to have a deficit in working capital. In addition, significantly all of the Company's assets are pledged or committed to be pledged as collateral on existing debt in connection with the New Accepting Noteholders' notes, the RZB Credit Facility and the notes related to the Settlement. The New

Accepting Noteholders' notes total approximately $3.1 million at October 4, 2002 (see Private Placements and Other Transactions below). The Company may need to increase its credit facility for increases in quantities of LPG purchased and/or to finance future price increases of LPG. The Company depends heavily on sales to one major customer. The Company's sources of liquidity and capital resources historically have been provided by sales of LPG, proceeds from the issuance of short-term and long-term debt, revolving credit facilities and credit arrangements, sale or issuance of preferred and common stock of the Company and proceeds from the exercise of warrants to purchase shares of the Company's common stock.

The following summary table reflects comparative cash flows for fiscal years ended July 31, 2000, 2001 and 2002. All information is in thousands.

	2000	*2001*	*2002*
Net cash provided by (used in) operating activities	$ (2,562)	$ 6,196	$ 2,394
Net cash used in investing activities	(10,811)	(2,572)	(717)
Net cash provided by (used in) financing activities	12,366	(2,327)	(2,839)
Net increase (decrease) in cash	$ (1,007)	$ 1,297	$(1,162)

Sales to PMI. The Company entered into sales agreements with PMI for the period from April 1, 2000 through March 31, 2001 (the "Old Agreements"), for the annual sale of a combined minimum of 151.2 million gallons of LPG, mixed to PMI specifications, subject to seasonal variability, which was delivered to PMI at the Company's terminal facilities in Matamoros, Tamaulipas, Mexico and Saltillo, Coahuila, Mexico or alternative delivery points as prescribed under the Old Agreements.

On October 11, 2000, the Old Agreements were amended to increase the minimum amount of LPG to be purchased during the period from November 2000 through March 2001 by 7.5 million gallons resulting in a new annual combined minimum commitment of 158.7 million gallons. Under the terms of the Old Agreements, sales prices were indexed to variable posted prices.

Upon the expiration of the Old Agreements, PMI confirmed to the Company in writing (the "Confirmation") on April 26, 2001, the terms of a new agreement effective April 1, 2001, subject to revisions to be provided by PMI's legal department. The Confirmation provided for minimum monthly volumes of 19.0 million gallons at indexed variable posted prices plus premiums that provide the Company with annual fixed margins, which increase annually over a three-year period. The Company was also entitled to receive additional fees for any volumes which were undelivered. From April 1, 2001 through December 31, 2001, the Company and PMI operated under the terms provided for in the Confirmation. During January 1, 2002 through February 28, 2002, PMI purchased monthly volumes of approximately 17.0 million gallons per month at slightly higher premiums then those specified in the Confirmation.

From April 1, 2001 through November 30, 2001, the Company sold to PMI approximately 39.6 million gallons (the "Sold LPG") for which PMI had not taken delivery. The Company received the posted price plus other fees on the sold LPG but did not receive the fixed margin referred to in the Confirmation (see note B9. to the consolidated financial statements). At July 31, 2001, the obligation to deliver LPG totaled approximately $11.5 million related to such sales (approximately 26.6 million gallons). During the period from December 1, 2001 through March 31, 2002, the Company delivered to PMI the Sold LPG.

Effective March 1, 2002, the Company and PMI entered into a contract for the minimum monthly sale of 17.0 million gallons of LPG, subject to monthly adjustments based on seasonality (the "Contract"). The Contract expires on May 31, 2004, except that the Contract may be terminated by either party on or after May 31, 2003 upon 90 days written notice, or upon a change of circumstances as defined under the Contract.

In connection with the Contract, the parties also executed a settlement agreement (the "Settlement Agreement"), whereby the parties released each other in connection with all disputes between the parties arising during the period April 1, 2001 through February 28, 2002, and previous claims related to the contract for the period April 1, 2000 through March 31, 2001.

PMI uses the Matamoros Terminal Facility to load LPG purchased from the Company for distribution by truck in Mexico. The Company continues to use the Brownsville Terminal Facility in connection with LPG delivered by railcar to other customers, storage and as an alternative terminal in the event the Matamoros Terminal Facility cannot be used temporarily.

Revenues from PMI totaled approximately $110.8 million for the year ended July 31, 2002, representing approximately 77.9% of total revenue for the period.

LPG Supply Agreements. Effective October 1, 1999, the Company and Exxon entered into a ten year LPG supply contract, as amended (the "Exxon Supply Contract"), whereby Exxon has agreed to supply and the Company has agreed to take, 100% of Exxon's owned or controlled volume of propane and butane available at Exxon's King Ranch Gas Plant (the "Plant") up to 13.9 million gallons per month blended in accordance with required specifications (the "Plant Commitment"). For the year ending July 31, 2002, under the Exxon Supply Contract, Exxon has supplied an average of approximately 14.3 million gallons of LPG per month. The purchase price is indexed to variable posted prices.

In addition, under the terms of the Exxon Supply Contract, Exxon made its Corpus Christi Pipeline (the "ECCPL") operational in September 2000. The ability to utilize the ECCPL allows the Company to acquire an additional supply of propane from other propane suppliers located near Corpus Christi, Texas (the "Additional Propane Supply"), and bring the Additional Propane Supply to the Plant (the "ECCPL Supply") for blending to the required specifications and then delivered into the Leased Pipeline. The Company agreed to flow a minimum of 122.0 million gallons per year of Additional Propane Supply through the ECCPL until September 2004. The Company is required to pay minimum utilization fees associated with the use of the ECCPL until September 2004. Thereafter the utilization fees will be based on the actual utilization of the ECCPL.

In September 1999, the Company and El Paso NGL Marketing Company, L.P. ("El Paso") entered into a three year supply agreement (the "El Paso Supply Agreement") whereby El Paso agreed to supply and the Company agreed to take, a monthly average of 2.5 million gallons of propane (the "El Paso Supply") beginning in October 1999 expiring at September 30, 2002. The El Paso Supply Agreement was not renewed. The purchase price was indexed to variable posted prices.

In March 2000, the Company and Koch Hydrocarbon Company ("Koch") entered into a three year supply agreement (the "Koch Supply Contract") whereby Koch has agreed to supply and the Company has agreed to take, a monthly average of 8.2 million gallons (the "Koch Supply") of propane beginning April 1, 2000, subject to the actual amounts of propane purchased by Koch from the refinery owned by its affiliate, Koch Petroleum Group, L.P. For the year ending July 31, 2002, under the Koch Supply Contract, Koch has supplied an average of approximately 5.3 million gallons of propane per month. The purchase price is indexed to variable posted prices. Furthermore, the Company was required to pay additional charges associated with the construction of a new pipeline interconnection which was paid through additional adjustments to the purchase price (totaling approximately $1.0 million) which allows deliveries of the Koch Supply into the ECCPL.

Under the terms of the Koch Supply Contract, the Koch Supply is delivered into the ECCPL and blended to the required specifications.

During March 2000, the Company and Duke Energy NGL Services, Inc. ("Duke") entered into a three year supply agreement (the "Duke Supply Contract") whereby Duke has agreed to supply and the Company has agreed to take, a monthly average of 1.9 million gallons (the "Duke Supply") of propane or propane/butane mix beginning April 1, 2000. The purchase price is indexed to variable posted prices.

The Company is currently purchasing LPG from the above-mentioned suppliers (the "Suppliers"). The Company's aggregate costs per gallon to purchase LPG (less any applicable adjustments) are below the aggregate sales prices per gallon of LPG sold to its customers.

As described above, the Company has entered into supply agreements for quantities of LPG totaling approximately 24.0 million gallons per month adjusted for El Paso (actual deliveries have been approximately 21.7 million gallons per month during fiscal 2002 adjusted for El Paso), although the Contract provides for lesser quantities.

In addition to the LPG costs charged by the Suppliers, the Company also incurs additional costs to deliver the LPG to the Company's facilities. Furthermore, the Company may incur significant additional costs associated with the storage, disposal and/or changes in LPG prices resulting from the excess of the Plant Commitment, Koch Supply or Duke Supply over actual sales volumes. Under the terms of the Supply Contracts, the Company must provide letters of credit in amounts equal to the cost of the product to be purchased. In addition, the cost of the product purchased is tied directly to overall market conditions. As a result, the Company's existing letter of credit facility may not be adequate to meet the letter of credit requirements under the agreements with the Suppliers or other suppliers due to increases in quantities of LPG purchased and/or to finance future price increases of LPG.

Pipeline Lease. The Pipeline Lease currently expires on December 31, 2013, pursuant to an amendment (the "Pipeline Lease Amendment") entered into between the Company and Seadrift on May 21, 1997, which became effective on January 1, 1999 (the "Effective Date"). The Pipeline Lease Amendment provides, among other things, for additional storage access and inter-connection with another pipeline controlled by Seadrift, thereby providing greater access to and from the Leased Pipeline. Pursuant to the Pipeline Lease Amendment, the Company's fixed annual rent for the use of the Leased Pipeline beginning January 1, 2001 until its expiration is $1.0 million. The Company is required to pay a minimum charge for storage of $300,000 per year (based on reserved storage of 8.4 million gallons). In connection with the Pipeline Lease, the Company may reserve up to 21.0 million gallons each year thereafter provided that the Company notifies Seadrift in advance.

The Pipeline Lease Amendment provides for variable rental increases based on monthly volumes purchased and flowing into the Leased Pipeline and storage utilized. The Company believes that the Pipeline Lease Amendment provides the Company increased flexibility in negotiating sales and supply agreements with its customers and suppliers. The Company has made all payments required under the Pipeline Lease Amendment.

The Company at its own expense, installed a mid-line pump station which included the installation of additional piping, meters, valves, analyzers and pumps along the Leased Pipeline to increase the capacity of the Leased Pipeline. The Leased Pipeline's capacity is estimated to be between 300 million gallons per year and 360 millions gallons per year.

Upgrades. The Company also intends to contract for the design, installation and construction of pipelines which will connect the Brownsville Terminal Facility to the water dock facilities at the Brownsville Ship Channel and install additional storage capacity. The cost of this project is expected to approximate $2.0 million. In addition the Company intends to upgrade its computer and information systems at a total estimated cost of $350,000.

Acquisition of Pipeline Interests. In connection with the construction of the US-Mexico Pipelines and the Matamoros Terminal Facility, the Company and CPSC entered into two separate Lease / Installation Purchase Agreements, as amended, (the "Lease Agreements"), whereby CPSC was required to construct and operate the US - Mexico Pipelines (including an additional pipeline to accommodate Refined Products) and the Matamoros Terminal Facility and lease these assets to the Company. Under the terms of the Lease Agreements, CPSC was required to pay all costs associated with the design, construction and maintenance of the US – Mexico Pipelines and Matamoros Terminal Facility.

During December 1999, the Company and CPSC amended the Lease Agreements whereby the Company acquired a 50% interest for $3.0 million and had the option to acquire the remaining 50% interest in the Lease Agreements. During February 2000, the Company determined that CPSC did not comply with certain obligations under the Lease Agreements. In March 2000, CPSC filed for protection under Chapter 11 of the United States Bankruptcy Code.

On March 30, 2001, the Company completed a settlement with CPSC and Cowboy, which provided the Company with the remaining 50% interest in the US-Mexico Pipelines, Matamoros Terminal Facility and related land, permits or easements (the "Acquired Assets") previously constructed and/or owned by CPSC and leased to the Company. Until the Settlement was completed (see below), the Company had recorded the remaining 50% portion of the US-Mexico Pipelines and Matamoros Terminal Facility as a capital lease. In addition, as part of the Settlement, the Company conveyed to CPSC all of its rights to a certain property (the "Sold Asset"). The foregoing is more fully discussed below. The terms of the Settlement did not deviate in any material respect from the terms previously reported except that the fair value of the warrants issued in connection with the Settlement (see below) was reduced from $600,000 to $300,000 as a result of a decrease in the market value of the Company's common stock.

In connection with the Settlement, the Company agreed to pay CPSC $5.8 million (the "Purchase Price") for the Acquired Assets, less agreed upon credits and offsets in favor of the Company totaling $3.2 million. The remaining $2.6 million was paid at the closing of the Settlement by a cash payment of $200,000 to CPSC and the issuance to or for the benefit of CPSC of two promissory notes in the amounts of $1.5 million (the "CPSC Note") (payable in 36 monthly installments of approximately $46,000, including interest at 9% per annum) and $900,000 (the "Other Note") (payable in 36 equal monthly installments of approximately $29,000, including interest at 9% per annum). The Other Note is collateralized by a first priority security interest in the U.S. portion of the pipelines comprising the Acquired Assets. The CPSC Note is also collateralized by a security interest in the Acquired Assets, which security interest is subordinated to the security interest which secures the Other Note. In addition, the security interest granted under the CPSC Note is shared on a pari passu basis with certain other creditors of the Company (see notes H and K to the consolidated financial statements). Under the terms of the CPSC Note, the Company is entitled to certain offsets related to future costs which may be incurred by the Company in connection with the Acquired Assets. In addition to the payments described above, the Company agreed to assume certain liabilities which were previously owed by CPSC in connection with construction of the Acquired Assets. CPSC also transferred to the Company any right that it held to any amounts owing from Termatsal for cash and/or equipment provided by CPSC to Termatsal, including approximately $2.6 million of cash advanced to Termatsal, in connection with construction of the Mexican portion of the Acquired Assets.

The Sold Asset transferred to CPSC in connection with the Settlement consisted of real estate of the Company with an original cost to the Company of $3.8 million and with a remaining book value totaling approximately $1.9 million (after giving effect to credits provided to the Company included in the financial terms described above). CPSC agreed to be responsible for payments required in connection with the Debt related to the original purchase by the Company of the Sold Asset totaling approximately $1.9 million. CPSC's obligations under the Debt are to be paid by the Company to the extent that there are amounts owed by the Company under the CPSC Note, through direct offsets by the Company against the CPSC Note. After the CPSC Note is fully paid, the Company will no longer have any payment obligation to CPSC in connection with the Debt and therefore, CPSC will then be fully responsible to the Company for any remaining obligations in connection with the Debt (the "Remaining Obligations"). CPSC's obligations to the Company in respect of the Remaining Obligations are collateralized by a deed of trust lien granted by CPSC in favor of the Company against the Sold Asset. CPSC also granted the Company a pipeline related easement on the Sold Asset. The principal of $1.9 million plus accrued and unpaid interest is included in long-term debt and the corresponding amount required to be paid by CPSC has been recorded as a mortgage receivable (see note H to the consolidated financial statements). In addition to the Purchase Price above, CPSC received from the Company warrants to purchase 175,000 shares of common stock of the Company at an exercise price of $4.00 per share exercisable through March 30, 2004, such shares having a fair value totaling approximately $300,000. This amount has been included as part of the cost of the Acquired Assets in the accompanying consolidated financial statements at July 31, 2001.

Until the security interests as described above are perfected, the Company's President is providing a personal guarantee for the punctual payment and performance under the CPSC Note.

Acquisition of Mexican Subsidiaries. Effective April 1, 2001, the Company completed the purchase of 100% of the outstanding common stock of both Termatsal and PennMex (the "Mexican Subsidiaries"), previous affiliates of the Company which were principally owned by an officer and director. The Company paid a nominal purchase price. As a result of the acquisition, the Company has included the results of the Mexican Subsidiaries in its consolidated financial statements at July 31, 2001 and 2002. Since inception the operations of the Mexican Subsidiaries have been funded by the Company and such amounts funded were included in the Company's consolidated financial statements prior to the acquisition date. Therefore there were no material differences between the amounts previously reported by the Company and the amounts that would have been reported by the Company had the Mexican Subsidiaries been consolidated since inception.

Mexican Operations. Under current Mexican law, foreign ownership of Mexican entities involved in the distribution of LPG or the operation of LPG terminal facilities is prohibited. Foreign ownership is permitted in the transportation and storage of LPG. Mexican law also provides that a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage or distribution). PennMex has a transportation permit and the Mexican Subsidiaries own, lease, or are in the process of obtaining the land or rights of way used in the construction of the Mexican portion of the US-Mexico Pipelines, and own the Mexican portion of the assets comprising the US-Mexico Pipelines, the Matamoros Terminal Facility and the Saltillo Terminal. The Company's Mexican affiliate, Tergas,

S.A. de C.V. ("Tergas"), has been granted the permit to operate the Matamoros Terminal Facility and the Company relies on Tergas' permit to continue its delivery of LPG at the Matamoros Terminal Facility. Tergas is owned 90% by Jorge Bracamontes, an officer and director of the Company, and the remaining balance is owned by another officer and a consultant of the Company. The Company pays Tergas its actual cost for distribution services at the Matamoros Terminal Facility plus a small profit.

The Company had previously completed construction of an additional LPG terminal facility in Saltillo, Mexico (the "Saltillo Terminal"). The Company was unable to receive all the necessary approvals to operate the facility at that location. The Company has identified an alternate site in Hipolito, Mexico, a town located in the proximity of Saltillo to relocate the Saltillo Terminal. The cost of such relocation is expected to be between $250,000 and $500,000.

Once completed, the Company expects the newly-constructed terminal facility to be capable of off-loading LPG from railcars to trucks. The newly-constructed terminal facility will have three truck loading racks and storage to accommodate approximately 390,000 gallons of LPG.

Once operational, the Company can directly transport LPG via railcar from the Brownsville Terminal Facility to the Saltillo area. The Company believes that by having the capability to deliver LPG to the Saltillo area, the Company will be able to further penetrate the Mexican market for the sale of LPG.

Through its operations in Mexico and the operations of the Mexican Subsidiaries and Tergas, the Company is subject to the tax laws of Mexico which, among other things, require that the Company comply with transfer pricing rules, the payment of income, asset and ad valorem taxes, and possibly taxes on distributions in excess of earnings. In addition, distributions to foreign corporations, including dividends and interest payments may be subject to Mexican withholding taxes.

Deregulation of the LPG Industry in Mexico. The Mexican petroleum industry is governed by the *Ley Reglamentaria del Artículo 27 Constitutional en el Ramo del Petróleo* (the Regulatory Law to Article 27 of the Constitution of Mexico concerning Petroleum Affairs (the "Regulatory Law")), and *Ley Orgánica del Petróleos Mexicanos y Organismos Subsidiarios* (the Organic Law of Petróleos Mexicanos and Subsidiary Entities (the "Organic Law")). Under Mexican law and related regulations, PEMEX is entrusted with the central planning and the strategic management of Mexico's petroleum industry, including importation, sales and transportation of LPG. In carrying out this role, PEMEX controls pricing and distribution of various petrochemical products, including LPG.

Beginning in 1995, as part of a national privatization program, the Regulatory Law was amended to permit private entities to transport, store and distribute natural gas with the approval of the Ministry of Energy. As part of this national privatization program, the Mexican Government is expected to deregulate the LPG market ("Deregulation"). In June 1999, the Regulatory Law for LPG was changed to permit foreign entities to participate without limitation in the defined LPG activities related to transportation and storage. However, foreign entities are prohibited from participating in the distribution of LPG in Mexico. Upon Deregulation, Mexican entities will be able to import LPG into Mexico. Under Mexican law, a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage and distribution). The Company or its affiliates expect to sell LPG directly to independent Mexican distributors as well as PMI upon Deregulation. The Company anticipates that the independent Mexican distributors will be required to obtain authorization from the Mexican government for the importation of LPG upon Deregulation prior to entering into contracts with the Company.

During July 2001, the Mexican government announced that it would begin to accept applications from Mexican companies for permits to allow for the importation of LPG pursuant to provisions already provided for under existing Mexican law.

In connection with the above, in August 2001, Tergas received a one year permit from the Mexican government to import LPG. During September 2001, the Mexican government asked Tergas to defer use of the permit and as a result, the Company did not sell LPG to distributors other than PMI. In March 2002, the Mexican government again announced its intention to issue permits for free importation of LPG into Mexico by distributors and others beginning August 2002, which was again delayed until February 2003. Tergas' permit to import LPG expired during August 2002. Tergas intends to obtain a new permit when the Mexican government begins to accept applications once more. As a result of the foregoing, it is uncertain as to when, if ever, Deregulation will actually occur and the effect, if any, it will have on the Company. However, should Deregulation occur, it is the Company's intention to sell LPG directly to distributors in Mexico as well as PMI. Tergas also received authorization from Mexican Customs authorities regarding the use of the US-Mexico Pipelines for the importation of LPG.

The point of sale for LPG which flows through the US-Mexico Pipelines for delivery to the Matamoros Terminal Facility is the United States-Mexico border. For LPG delivered into Mexico, PMI is the importer of record.

Credit Arrangements. As of July 31, 2002, the Company has a $13.0 million credit facility with RZB Finance L.L.C. ("RZB") through December 31, 2002 (will be reduced to $10.0 million after December 31, 2002 unless RZB authorizes an extension) for demand loans and standby letters of credit (the "RZB Credit Facility") to finance the Company's purchases of LPG. Under the RZB Credit Facility, the Company pays a fee with respect to each letter of credit thereunder in an amount equal to the greater of (i) $500, (ii) 2.5% of the maximum face amount of such letter of credit, or (iii) such higher amount as may be agreed to between the Company and RZB. Any loan amounts outstanding under the RZB Credit Facility shall accrue interest at a rate equal to the rate announced by the Chase Manhattan Bank as its prime rate plus 2.5%. Pursuant to the RZB Credit Facility, RZB has sole and absolute discretion to limit or terminate their participation in the RZB Credit Facility and to make any loan or issue any letter of credit thereunder. RZB also has the right to demand payment of any and all amounts outstanding under the RZB Credit Facility at any time. In connection with the RZB Credit Facility, the Company granted a security interest and assignment in any and all of the Company's accounts, inventory, real property, buildings, pipelines, fixtures and interests therein or relating thereto, including, without limitation, the lease with the Brownsville Navigation District of Cameron County for the land on which the Company's Brownsville Terminal Facility is located, the Pipeline Lease, and in connection therewith agreed to enter into leasehold deeds of trust, security agreements, financing statements and assignments of rent, in forms satisfactory to RZB. Under the RZB Credit Facility, the Company may not permit to exist any subsequent lien, security interest, mortgage, charge or other encumbrance of any nature on any of its properties or assets, except in favor of RZB, without the consent of RZB (see notes H and L to the consolidated financial statements).

The Company's President, Chairman and Chief Executive Officer has personally guaranteed all of the Company's payment obligations with respect to the RZB Credit Facility.

In connection with the Company's purchases of LPG from Exxon, El Paso (until September 30, 2002), Duke and/or Koch, letters of credit are issued on a monthly basis based on anticipated purchases.

In connection with the Company's purchase of LPG, under the RZB Credit Facility, assets related to product sales (the "Assets") are required to be in excess of borrowings and commitments. At July 31, 2002, the Company's borrowings and commitments exceeded the amount of the Assets which included $29,701 in cash, by approximately $2.4 million (the "Asset Deficit"). Subsequent to July 31, 2002, RZB has continued to fund and issue letters of credit to the Company despite the Asset Deficit.

Private Placements and Other Transactions. From December 10, 1999 through January 18, 2000, and on February 2, 2000, the Company completed a series of related transactions in connection with the private placement of $4.9 million and $710,000, respectively, of subordinated notes (the "Notes") which were due the earlier of December 15, 2000, or upon the receipt of proceeds by the Company from any future debt or equity financing in excess of $2.3 million (see below). Interest at 9% was due and paid on June 15, 2000 and December 15, 2000. In connection with the Notes, the Company granted the holders of the Notes, warrants (the "Warrants") to purchase a total of 706,763 shares of common stock of the Company at an exercise price of $4.00 per share, exercisable through December 15, 2002.

During December 2000, the Company also entered into agreements (the "Restructuring Agreements") with the holders of $5.4 million in principal amount of the Notes providing for the restructuring of such remaining Notes (the "Restructuring"). The remaining $245,000 balance of the Notes was paid.

Under the terms of the Restructuring Agreements, the due dates for the restructured Notes (the "Restructured Notes") were extended to December 15, 2001, subject to earlier repayment upon the occurrence of certain specified events provided for in the Restructured Notes. Additionally, beginning December 16, 2000, the annual interest rate on the Restructured Notes was increased to 13.5% (subject to the adjustments referred to below). Interest payments were paid quarterly beginning March 15, 2001.

Under the terms of the Restructuring Agreements, the holders of the Restructured Notes also received warrants to purchase up to 676,125 shares of common stock of the Company at an exercise price of $3.00 per share and exercisable until December 15, 2003 (the "New Warrants"). The Company also agreed to modify the exercise prices of the Warrants to purchase up to 676,137 shares of common stock of the Company previously issued to the holders of the Restructured Notes in connection with their original issuance from $4.00 per share to $3.00 per share and extend the exercise dates of the Warrants from December 15, 2002 to December 15, 2003. In addition, the Company was required to reduce the exercise price of the Warrants and the New Warrants issued to the holders of the Restructured Notes from $3.00 per share to $2.50 per share because the Restructured Notes were not fully repaid by June 15, 2001.

In connection with the Restructuring Agreements, the Company agreed to register the shares of common stock which may be acquired in connection with the exercise of the New Warrants (the "Exercisable Shares") by March 31, 2001. In connection with the Company's obligations under the Restructured Notes, the Company's registration statement containing the Exercisable Shares was declared effective on March 14, 2001.

Under the terms of the Restructuring Agreements, the Company is also required to provide the holders of the Restructured Notes with collateral to secure the Company's payment obligations under the Restructured Notes consisting of a senior interest in substantially all of the Company's assets which are located in the United States (the "US Assets") and Mexico (the "Mexican Assets"), excluding inventory, accounts receivable and sales contracts with respect to which the Company is required to grant a subordinated security interest (collectively referred to as the "Collateral"). The Company's President has also pledged 2.0 million shares of common stock of the Company owned by the President (1.0 million shares to be released when the required security interests in the US Assets have been granted and perfected and all of the shares are to be released when the required security interests in all of the Collateral have been granted and perfected). The granting and perfection of the security interests in the Collateral, as prescribed under the Restructured Notes, have not been finalized. Accordingly, the interest rate under the Restructured Notes increased to 16.5% on March 16, 2001. The release of the first 1.0 million shares will be transferred to the Company as collateral for the President's Promissory Note. The Collateral is also being pledged in connection with the issuance of other indebtedness by the Company (see note L to the consolidated financial statements). Investec PMG Capital, formerly PMG Capital Corp., ("Investec") has agreed to serve as the collateral agent.

On January 31, 2001, the Company completed the placement of $991,000 in principal amount of promissory notes (the "New Notes") due December 15, 2001. The holders of the New Notes received warrants to purchase up to 123,875 shares of common stock of the Company (the "New Note Warrants"). The terms of the New Notes and New Note Warrants are substantially the same as those contained in the Restructured Notes and New Warrants issued in connection with the Restructuring described above. As described above, the Company's payment obligations under the New Notes are to be secured by the Collateral and the 2.0 million shares of the Company which are owned by the Company's President.

During August 2001 and September 2001, warrants to purchase 313,433 shares of common stock of the Company were exercised by certain holders of the New Warrants and New Note Warrants for which the exercise price totaling $614,833 was paid by reduction of the outstanding debt and accrued interest related to the New Notes and the Restructured Notes.

During September 2001, the Company issued 37,500 shares of common stock of the Company to a consultant in payment for services rendered to the Company valued at $150,000.

During September 2001, the Company issued 1,000 shares of common stock of the Company to an employee of the Company as a bonus. In connection with the issuance of the shares, the Company recorded an expense of $2,800 based on the market value of the stock issued.

During November 2001, warrants to purchase a total of 78,750 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $137,813.

During November 2001, in connection with notes, in the aggregate amount of $1,042,603 issued to the Company by certain officers, directors and a related party (the "Note Issuers"), the Company and the Note Issuers agreed to exchange 36,717 shares of common stock of the Company owned by the Note Issuers, and which shares were being held by the Company as collateral for the notes, for payment of all unpaid interest owing to the Company through October 31, 2001 ($146,869). In addition, the Company agreed to extend the date of the notes issued by the Note Issuers to October 31, 2003 (see note R). The accrued interest has been reserved in total by the Company. Therefore, the Company has accounted for the receipt of the shares as a reduction of the principal amount due on the notes at the quoted price of the shares at the date of the agreement.

During December 2001, the Company and certain holders of the Restructured Notes and the New Notes (the "Accepting Noteholders") reached an agreement whereby the due date for $3.1 million of principal due on the Accepting Noteholders' notes was extended to June 15, 2002. In connection with the extension, the Company agreed to (i) continue paying interest at a rate of 16.5% annually on the Accepting Noteholders' notes, payable quarterly, (ii) pay the Accepting Noteholders a fee equal to 1% on the principal amount of the Accepting Noteholders' notes, (iii) modify the warrants held by the Accepting Noteholders by extending the expiration date to December 14, 2004 and (iv) remove the Company's repurchase rights with regard to the warrants.

During June 2002, the Company and certain holders of the Restructured Notes and the New Notes (the "New Accepting Noteholders") reached an agreement whereby the due date for approximately $3.0 million of principal due on the New Accepting Noteholders' notes were extended to December 15, 2002. The New Accepting Noteholders' notes will continue to bear interest at 16.5% per annum. Interest is payable on the outstanding balances on specified dates through December 15, 2002. The Company paid a fee of 1.5% on the principal amount of the New Accepting Noteholders' notes on July 1, 2002. The principal amount and unpaid interest of the Restructured Notes and/or New Notes which were not extended were paid on June 15, 2002.

During June 2002 the Company issued a note for $100,000 to a holder of the Restructured Notes and the New Notes. The $100,000 note provides for similar terms and conditions as the New Accepting Noteholders' notes.

During June 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised resulting in cash proceeds to the Company of $62,500.

During July 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised resulting in cash proceeds to the Company of $62,500.

In January 2002, the Company loaned the President $200,000 due in one year. The Company also had other advances to the President of approximately $82,000 as of July 31, 2002, which were offset per the employment agreement against accrued and unpaid bonuses due to the President (see note K to the consolidated financial statements). The Company and the President have agreed that the Company will not pay the portion of the remaining bonus due under his employment contract totaling $237,436 at July 31, 2002, to the extent of the outstanding amounts due under this loan.

During October 2002, the Company agreed to accept the assets, collateralizing the $214,355 note (see note D to the consolidated financial statements), having a fair value of approximately $800,000 owned by an officer and a director of the Company and Buyer (the "Officer") as full satisfaction of the Officer's stock note ($498,000) and promissory note ($214,355) owed to the Company (see note D to the consolidated financial statements).

In connection with warrants previously issued by the Company, certain of these warrants contain a call provision whereby the Company has the right to purchase the warrants for a nominal price if the holder of the warrants does not elect to exercise the warrants during the call provision period.

Settlement of Litigation. On March 16, 1999, the Company settled a lawsuit in mediation with its former chairman of the board, Jorge V. Duran. The total settlement costs recorded by the Company at July 31, 1999, was $456,300. The parties had agreed to extend the date on which the payments were required in connection with the settlement including the issuance of the common stock. On July 26, 2000, the parties executed final settlement agreements whereby the Company paid the required cash payment of $150,000. During September 2000, the Company issued the required stock.

In November 2000, the litigation between the Company and A.E. Schmidt Environmental was settled in mediation for $100,00 without admission as to fault.

During August 2000, the Company and WIN Capital Corporation ("WIN") settled litigation whereby the Company issued WIN 12,500 shares of common stock of the Company. The value of the stock, totaling approximately $82,000 at the time of settlement, was recorded in the Company's consolidated financial statements at July 31, 2000.

On February 24, 2000, litigation was filed in the 357th Judicial District Court of Cameron County, Texas, against Cowboy, CPSC and the Company (collectively referred to as the "Defendants") alleging that the Defendants had illegally trespassed in connection with the construction of the US Pipelines and seeking a temporary restraining order against the Defendants from future use of the US Pipelines. On March 20, 2000, the Company acquired the portion of the property which surrounds the area where the US Pipelines were constructed for cash of $1.9 million, which was paid during April 2000, and debt in the amount of $1.9 million. As a result, the litigation was dismissed. The debt bears interest at 10.0% per annum, payable monthly in minimum installments of $15,000 or $.001 for each gallon that flows through the US Pipelines with a balloon payment due in April 2003 (see note L to the consolidated financial statements).

Litigation. On July 10, 2001, litigation was filed in the 164th Judicial District Court of Harris County, Texas by Jorge V. Duran and Ware, Snow, Fogel & Jackson L.L.P. against the Company alleging breach of contract, common law fraud and statutory fraud in connection with the settlement agreement between the parties dated July 26, 2000 (see above). Plaintiffs seek actual and punitive damages. The Company believes the claims are without merit and intends to vigorously defend against the lawsuit.

On March 2, 2000, litigation was filed in the Superior Court of California, County of San Bernardino by Omnitrans against Penn Octane Corporation, Penn Wilson, CNG and several other third parties alleging breach of contract, fraud and other causes of action related to the construction of a refueling station by a third party. Penn Octane Corporation has recently been dismissed from the litigation pursuant to a summary judgment. Omnitrans is appealing the summary judgments in favor of the Company and Penn Wilson. Based on proceedings to date, the Company believes that the claims are without merit and intends to vigorously defend against the lawsuit.

On August 7, 2001, a Mexican company, Intertek Testing Services de Mexico, S.A. de C.V. (the "Plaintiff"), which contracts with PMI for LPG testing services, filed suit in the Superior Court of California, County of San Mateo against the Company alleging breach of contract. The plaintiffs are seeking damages in the amount of $750,000. The Company believes that the complaint is without merit and intends to vigorously defend against the lawsuit.

On October 11, 2001, litigation was filed in the 197th Judicial District Court of Cameron County, Texas by the Company against Tanner Pipeline Services, Inc. ("Tanner"); Cause No. 2001-10-4448-C alleging negligence and aided breaches of fiduciary duties on behalf of CPSC in connection with the construction of the US Pipelines. The Company is seeking damages. Discovery is continuing in this matter. After July 31, 2002, Tanner sent notice of its intent to seek its attorneys fees as a sanction in the event it prevails in the action. Trial is set for February 24, 2003.

The Company and its subsidiaries are also involved with other proceedings, lawsuits and claims. The Company believes that the liabilities, if any, ultimately resulting from such proceedings, lawsuits and claims, including those discussed above, should not materially affect its consolidated financial statements.

Award from Litigation. For the year ended July 31, 2000, the Company recognized a gain of approximately $3.0 million which represents the amount of an Award from litigation from a lawsuit that originated in 1994.

Realization of Assets. The Company has had an accumulated deficit since inception, has used cash in operations and continues to have a deficit in working capital. In addition, significantly all of the Company's assets are pledged or committed to be pledged as collateral on existing debt in connection with the New Accepting Noteholders' notes, the RZB Credit Facility and the notes related to the Settlement. The New Accepting Noteholders' notes, which total approximately $3.1 million at October 4, 2002, are due on December 15, 2002. The Company may need to increase its credit facility for the purchase of quantities of LPG in excess of current quantities sold and/or to finance future price increases of LPG, if any. Further, the Company may find it necessary to liquidate inventories at a loss to provide working capital or to reduce outstanding balances under its credit facility. In addition, the Company has entered into supply agreements for quantities of LPG totaling approximately 24.0 million gallons per month adjusted for El Paso (actual deliveries have been approximately 21.7 million gallons per month during fiscal 2002 adjusted for El Paso) although the Contract provides for lesser quantities (see note Q to the consolidated financial statements). As discussed in note A to the consolidated financial statements, the Company has historically depended heavily on sales to PMI.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts as shown in the accompanying consolidated balance sheets is dependent upon the Company's ability to obtain additional financing, repay, renew or extend the New Accepting Noteholders' notes, to raise additional equity capital, resolve uncertainties related to the Saltillo Terminal and the success of the Company's future operations. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

To provide the Company with the ability it believes necessary to continue in existence, management is taking steps to (i) increase sales to its current customers, (ii) increase the number of customers assuming Deregulation, (iii) extend the terms of the Pipeline Lease, (iv) expand its product lines, (v) obtain additional letters of credit financing, (vi) raise additional debt and/or equity capital, (vii) increase the current credit facility and (viii) relocate the Saltillo Terminal to another location near Saltillo, Coahuila, Mexico.

At July 31, 2002, the Company had net operating loss carryforward for federal income tax purposes of approximately $6.7 million. The ability to utilize such net operating loss carryforwards may be significantly limited by the application of the "change of ownership" rules under Section 382 of the Internal Revenue Code.

The following is a summary of the Company's estimated minimum contractual obligations and commercial obligations as of July 31, 2002. Where applicable LPG prices are based on the July 2002 monthly average as published by Oil Price Information Services.

	Payments Due by Period *(Amounts in Millions)*				
Contractual Obligations	*Total*	*Less than 1 Year*	*1 – 3 Years*	*4 – 5 Years*	*After 5 Years*
Debt	$ 3.7	$ 3.1	$ 0.5	$ 0.1	$ -
Operating Leases	14.3	1.5	2.9	2.7	7.2
LPG Purchase Obligations	444.7	85.1	116.6	116.6	126.4
Total Contractual Cash Obligations	$462.7	$89.7	$120.0	$119.4	$133.6

	Amount of Commitment Expiration Per Period *(Amounts in Millions)*				
Commercial Commitments	*Total Amounts Committed*	*Less than 1 Year*	*1 – 3 Years*	*4 – 5 Years*	*Over 5 Years*
Lines of Credit	$ 0.2	$ 0.2	$ -	$ -	$ -
Standby Letters of Credit	8.5	8.5	-	-	-
Guarantees	N/A	N/A	N/A	N/A	N/A
Standby Repurchase Obligations	N/A	N/A	N/A	N/A	N/A
Other Commercial Commitments	N/A	N/A	N/A	N/A	N/A
Total Commercial Commitments	$ 8.7	$ 8.7	$ -	$ -	$ -

FINANCIAL ACCOUNTING STANDARDS

In August 2001 Statement of Financial Accounting Standards ("SFAS") No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS 144 supersedes the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of". SFAS 144 requires the Company to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment has occurred, the amount of the impairment is charged to operations. No impairments were recognized for the years ended July 31, 2000, 2001 and 2002.

The Company has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. At July 31, 2000, 2001 and 2002 the Company had no derivative financial instruments.

Consolidated Balance Sheets

July 31	*2001*	*2002*
ASSETS		
Current Assets		
Cash (including restricted cash of $971,875 and $29,701 at 2001 and 2002)	$ 1,322,560	$ 160,655
Trade accounts receivable (less allowance for doubtful accounts of $779,663 and $5,783 at 2001 and 2002)	4,802,897	7,653,986
Notes receivable - related parties	14,355	414,356
Inventories	12,384,847	1,138,440
Prepaid expenses and other current assets	298,828	254,654
Total current assets	19,023,487	9,622,091
Property, plant and equipment – net	18,260,384	18,151,017
Lease rights (net of accumulated amortization of $615,945 and $661,740 at 2001 and 2002)	538,094	492,299
Mortgage receivable	1,934,872	1,935,723
Other non-current assets	312,808	154,209
Total assets	$ 40,069,645	$ 30,355,339
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt	$ 918,885	$ 3,055,708
Short-term debt	5,650,430	3,085,000
Revolving line of credit	-	150,000
LPG trade accounts payable	9,537,825	8,744,432
Obligation to deliver LPG	11,495,333	-
Other accounts payable	2,899,778	3,584,848
Accrued liabilities	1,415,576	860,551
Total current liabilities	31,917,827	19,480,539
Long-term debt, less current maturities	3,273,969	612,498
Commitments and contingencies	-	-
Stockholders' Equity		
Series A – Preferred stock-$.01 par value, 5,000,000 shares authorized; No shares issued and outstanding at 2001 and 2002	-	-
Series B – Senior preferred stock-$.01 par value, $10 liquidation value, 5,000,000 shares authorized; No shares issued and outstanding at 2001 and 2002	-	-
Common stock - $.01 par value, 25,000,000 shares authorized; 14,427,011 and 14,870,977 shares issued and outstanding at 2001 and 2002	144,270	148,709
Additional paid-in capital	25,833,822	26,919,674
Notes receivable from officers of the Company, a related party and another party for exercise of warrants, less reserve of $596,705 and $754,175 at 2001 and 2002	(3,986,048)	(3,814,481)
Accumulated deficit	(17,114,195)	(12,991,600)
Total stockholders' equity	4,877,849	10,262,302
Total liabilities and stockholders' equity	$ 40,069,645	$ 30,355,339

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

Years ended July 31	*2000*	*2001*	*2002*
Revenues	$98,514,963	$150,699,999	$142,156,099
Cost of goods sold	94,936,405	151,475,598	131,129,110
Gross profit (loss)	3,578,558	(775,599)	11,026,989
Selling, general and administrative expenses			
Legal and professional fees	826,310	1,139,141	1,568,002
Salaries and payroll related expenses	1,219,581	1,230,456	1,646,308
Other	1,106,755	1,248,042	1,132,546
	3,152,646	3,617,639	4,346,856
Operating income (loss)	425,912	(4,393,238)	6,680,133
Other income (expense)			
Interest expense	(1,857,057)	(3,615,477)	(2,538,395)
Interest income	34,080	39,576	27,550
Settlement of litigation	(81,250)	(115,030)	-
Award from litigation	3,036,638	-	-
Income (loss) before taxes	1,558,323	(8,084,169)	4,169,288
Provision for income taxes	97,542	9,641	46,693
Net income (loss)	$ 1,460,781	$ (8,093,810)	$ 4,122,595
Net income (loss) per common share	$ 0.11	$ (0.57)	$ 0.28
Net income (loss) per common share assuming dilution	$ 0.10	$ (0.57)	$ 0.27
Weighted average common shares outstanding	12,970,052	14,146,980	14,766,115

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

For the years ended July 31	*2000* Shares	*2000* Amount	*2001* Shares	*2001* Amount	*2002* Shares	*2002* Amount
PREFERRED STOCK						
Beginning balance	-	$ -	-	$ -	-	$ -
Ending balance	-	$ -	-	$ -	-	$ -
SENIOR PREFERRED STOCK						
Beginning balance	90,000	$ 900	-	$ -	-	$ -
Conversion of 90,000 shares of preferred stock to 450,000 shares of common stock on September 3, 1999	(90,000)	(900)	-	-	-	-
Ending balance	-	$ -	-	$ -	-	$ -
COMMON STOCK						
Beginning balance	11,845,497	$118,456	13,435,198	$134,352	14,427,011	$144,270
Issuance of common stock upon exercise of warrants - August 1999	425,000	4,250	-	-	-	-
Issuance of common stock in connection with conversion of Senior Preferred Stock - September 1999	450,000	4,500	-	-	-	-
Issuance of common stock upon exercise of warrants - October 1999	163,636	1,636	-	-	-	-
Issuance of common stock in connection with bonus - January 2000	10,000	100	-	-	-	-
Issuance of common stock upon exercise of warrants - February 2000	95,000	950	-	-	-	-
Issuance of common stock for services - February 2000	7,000	70	-	-	-	-
Issuance of common stock upon exercise of warrants in exchange for promissory note - March 2000	200,000	2,000	-	-	-	-
Sale of common stock – April 2000	181,818	1,818	-	-	-	-
Issuance of common stock upon exercise of warrants - May 2000	48,750	488	-	-	-	-
Issuance of common stock in connection with registration rights penalty	8,497	84	-	-	-	-
Issuance of common stock in connection with registration rights penalty	-	-	3,480	35	-	-
Issuance of common stock for services – August 2000	-	-	6,500	65	-	-
Issuance of common stock in connection with settlement of litigation – August 2000	-	-	12,500	125	-	-
Issuance of common stock in connection with settlement of litigation – September 2000	-	-	100,000	1,000	-	-
Issuance of common stock upon exercise of warrants – September 2000	-	-	200,000	2,000	-	-
Receipt of stock for cancellation of indebtedness	-	-	(78,383)	(784)	-	-
Issuance of common stock upon exercise of warrants – October 2000	-	-	7,500	75	-	-
Penn Octane Corporation and Subsidiaries						
Issuance of common stock for services – November 2000	-	-	4,716	47	-	-
Issuance of common stock upon exercise of warrants – November 2000	-	-	700,000	7,000	-	-
Issuance of common stock in connection with bonus - December 2000	-	-	14,500	145	-	-
Issuance of common stock for services – December 2000 – January 2001	-	-	6,000	60	-	-
Issuance of common stock upon exercise of warrants – July 2001	-	-	15,000	150	-	-
Issuance of common stock upon exercise of warrants in exchange for debt obligations owed to the holder of the warrants – August 2001	-	-	-	-	37,500	375

Consolidated Statements of Stockholders' Equity (continued)

For the years ended July 31	2000 Shares	2000 Amount	2001 Shares	2001 Amount	2002 Shares	2002 Amount
COMMON STOCK – CONTINUED						
Issuance of common stock upon exercise of warrants in exchange for debt obligations owed to the holder of the warrants – September 2001	-	-	-	-	275,933	2,759
Issuance of common stock in connection with bonus – September 2001	-	-	-	-	1,000	10
Issuance of common stock for services – September 2001 Receipt of stock for payment of interest on indebtedness – October 2001	-	-	-	-	(36,717)	(367)
Issuance of common stock upon exercise of warrants – November 2001	-	-	-	-	78,750	787
Issuance of common stock upon exercise of warrants – June 2002	-	-	-	-	25,000	250
Issuance of common stock upon exercise of warrants – July 2002	-	-	-	-	25,000	250
Ending balance	13,435,198	$ 134,352	14,427,011	$ 144,270	14,870,977	$ 148,709
ADDITIONAL PAID-IN CAPITAL						
Beginning balance		$ 17,133,222		$21,782,638		$25,833,822
Sale of common stock		998,182		-		-
Conversion of preferred stock to common stock		(3,600)		-		-
Issuance of warrants in connection with settlement		-		300,000		-
Loan discount		1,305,031		1,620,403		207,283
Grant of stock for bonus		-		43,355		2,790
Grant of stock for services		-		87,595		149,625
Common stock distributed in connection with the settlement of a lawsuit		81,250		(1,125)		-
Grant of warrants for services		381,080		499,480		-
Grant of warrants in connection with registration rights agreement		(85)		(35)		-
Receipt of common stock for cancellation of debt		1,991,627		(554,877)		-
Receipt of stock for payment of interest		-		-		(146,502)
Exercise of warrants		-		2,142,025		872,967
Cost of registering securities		(104,069)		(85,637)		(311)
Ending balance		$ 21,782,638		$ 25,833,822		$ 26,919,674
STOCKHOLDERS' NOTES						
Beginning balance		$ (2,765,350)		$ (3,263,350)		$ (3,986,048)
Note receivable from an officer of the Company and another party for exercise of warrants		(498,000)		(698,000)		-
Interest on another party note receivable		-		(24,698)		-
Reserve of interest		-		-		24,698
Reduction in notes receivable		-		-		146,869
Ending balance		$ (3,263,350)		$ (3,986,048)		$ (3,814,481)
ACCUMULATED DEFICIT						
Beginning balance		$ (10,435,796)		$ (9,020,385)		$ (17,114,195)
Net income (loss) for the year		1,460,781		(8,093,810)		4,122,595
Dividends on preferred stock		(45,370)		-		-
Ending balance		$ (9,020,385)		$ (17,114,195)		$ (12,991,600)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Years ended July 31	*2000*	*2001*	*2002*
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 1,460,781	$ (8,093,810)	$ 4,122,595
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	388,445	758,911	843,436
Amortization of lease rights	45,795	45,795	45,795
Non-employee stock based costs and other	58,333	222,988	374,870
Amortization of loan discount	1,478,406	1,887,442	956,853
Settlement of litigation for stock	81,250	-	-
Gain on sale of land	-	-	(17,001)
Other	123,137	106,570	33,281
CHANGES IN CURRENT ASSETS AND LIABILITIES:			
Trade accounts receivable	(1,352,652)	(986,213)	(2,856,873)
Notes receivable – related parties	-	-	(200,000)
Inventories	(6,708,053)	(5,061,638)	11,246,407
Prepaid and other current assets	(54,003)	22,562	(180,697)
Property held for sale	(1,908,000)	-	-
LPG trade accounts payable	2,376,761	4,310,867	(793,393)
Obligation to deliver LPG	-	11,495,333	(11,495,333)
Other assets and liabilities, net	(3,150)	(4,649)	158,599
Other accounts payable and accrued liabilities	1,450,788	1,491,810	155,671
Net cash provided by (used in) operating activities	(2,562,162)	6,195,968	2,394,210
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(7,811,111)	(2,572,367)	(789,069)
Sale of land	-	-	72,001
Purchase of lease interests	(3,000,000)	-	-
Net cash used in investing activities	(10,811,111)	(2,572,367)	(717,068)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Revolving credit facilities	3,538,394	(3,538,394)	150,000
Debt issuance costs	(370,530)	(326,232)	-
Issuance of common stock	2,398,882	1,453,249	287,511
Costs of registration	-	(85,637)	(568)
Reduction in debt	(474,089)	(875,518)	(3,632,324)
Preferred stock dividends	(45,370)	-	-
Payments on note receivable	40,000	-	-
Reserve of interest on note receivable from another party	-	-	(24,698)
Net cash provided by (used in) financing activities	12,366,499	(2,326,532)	(2,839,047)
Net increase (decrease) in cash	(1,006,774)	1,297,069	(1,161,905)
Cash at beginning of period	1,032,265	25,491	1,322,560
Cash at end of period	$ 25,491	$ 1,322,560	$ 160,655
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest (including capitalized interest of $120,000 in 2001)	$ 772,296	$ 1,806,356	$ 1,756,998
Taxes	$ 80,042	$ 27,141	$ -
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:			
Preferred stock, common stock and warrants issued	$ 960,500	$ 3,575,382	$ 974,915
Notes receivable exchanged for common stock	$ -	$ (555,661)	$ (146,869)
Capitalized lease obligations	$ 3,162,500	$ -	$ -
Mortgage receivable	$ -	$ (1,934,872)	$ (851)

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE A - ORGANIZATION

Penn Octane Corporation was incorporated in Delaware in August 1992. The Company has been principally engaged in the purchase, transportation and sale of liquefied petroleum gas (LPG). The Company owns and operates a terminal facility on leased property in Brownsville, Texas (Brownsville Terminal Facility) and owns a LPG terminal facility in Matamoros, Tamaulipas, Mexico (Matamoros Terminal Facility) and pipelines (US - Mexico Pipelines) which connect the Brownsville Terminal Facility to the Matamoros Terminal Facility. The Company has a long-term lease agreement for approximately 132 miles of pipeline (Leased Pipeline) which connects ExxonMobil Corporation's (Exxon) King Ranch Gas Plant in Kleberg County, Texas and Duke Energy's La Gloria Gas Plant in Jim Wells County, Texas, to the Company's Brownsville Terminal Facility. In addition, the Company has access to a twelve-inch pipeline which connects Exxon's Viola valve station in Nueces County, Texas to the inlet of the King Ranch Gas Plant (ECCPL) (see note Q) as well as existing and other potential propane pipeline suppliers which have the ability to access the ECCPL. In connection with the Company's lease agreement for the Leased Pipeline, the Company may access up to 21,000,000 gallons of storage located in Markham, Texas (Markham Storage), as well as other potential propane pipeline suppliers, via approximately 155 miles of pipeline located between Markham, Texas and the Exxon King Ranch Gas Plant. The Company sells LPG primarily to P.M.I. Trading Limited (PMI). PMI is the exclusive importer of LPG into Mexico. PMI is a subsidiary of Petroleos Mexicanos, the state-owned Mexican oil company (PEMEX). The LPG purchased from the Company by PMI is generally destined for consumption in the northeastern region of Mexico.

The Company commenced operations during the fiscal year ended July 31, 1995, upon construction of the Brownsville Terminal Facility. Since the Company began operations, the primary customer for LPG has been PMI. Sales of LPG to PMI accounted for approximately 77%, 74% and 78% of the Company's total revenues for the years ended July 31, 2000, 2001 and 2002, respectively.

Basis of Presentation

The accompanying consolidated financial statements include the Company and its United States subsidiaries, Penn Octane International, L.L.C., PennWilson CNG, Inc. (PennWilson) and Penn CNG Holdings, Inc. and subsidiaries, its Mexican subsidiaries, Penn Octane de Mexico, S.A. de C.V. (PennMex) and Termatsal, S.A. de C.V. (Termatsal) and its other inactive Mexican subsidiaries, (collectively the Company). All significant intercompany accounts and transactions are eliminated.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. Inventories

Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out method.

2. Property, Plant and Equipment and Lease Rights

Property, plant and equipment are recorded at cost. After being placed into service, assets are depreciated and amortized using the straight-line method over their estimated useful lives as follows:

LPG terminals, building and leasehold improvements [(a)]	8 to 19 years
Automobiles	3-5 years
Furniture, fixtures and equipment	3-5 years
Trailers	8 years
Pipelines	30 years

(a) Brownsville Terminal related assets are depreciated over their estimated useful lives, not to exceed the term of the Pipeline Lease (see note K).

The lease rights are being amortized over 19 years.

Maintenance and repair costs are charged to expense as incurred.

In August 2001 Statement of Financial Accounting Standards (SFAS) No. 144 (SFAS 144) "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS 144 supersedes the provisions of Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of". SFAS 144 requires the Company to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment has occurred, the amount of the impairment is charged to operations. No impairments were recognized for the years ended July 31, 2000, 2001 and 2002.

3. Income Taxes

The Company will file a consolidated income tax return for the year ended July 31, 2002.

The Company accounts for deferred taxes in accordance with SFAS 109, "Accounting for Income Taxes". Under the liability method specified therein, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are the allowance for doubtful accounts receivable, amortization of deferred interest costs, accumulated depreciation and deferred compensation expense.

The foreign subsidiaries are taxed on their income directly by the Mexican Government. Such foreign subsidiaries are not included in the U.S. consolidated income tax return of the Company. Consequently U.S. income tax effect will occur only when dividend distributions of earnings and profits of the foreign subsidiaries are received by the Company.

4. Income (Loss) Per Common Share

Income (loss) per share of common stock is computed on the weighted average number of shares outstanding in accordance with SFAS 128, "Earnings Per Share". During periods in which the Company incurred losses, giving effect to common stock equivalents is not presented as it would be antidilutive.

5. Cash Equivalents

For purposes of the cash flow statement, the Company considers cash in banks and securities purchased with a maturity of three months or less to be cash equivalents.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Fair Value of Financial Instruments

SFAS 107, "Disclosures about Fair Value of Financial Instruments", requires the disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate the value. SFAS 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts are not intended to represent the underlying value of the Company. The carrying amounts of cash and cash equivalents, current receivables and payables and long-term liabilities approximate fair value because of the short-term nature of these instruments.

8. Stock-Based Compensation

SFAS 123, "Accounting for Stock-Based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods and services from non-employees.

Under the guidance provided by SFAS 123, the Company has elected to continue to account for employee stock-based compensation using the intrinsic value method prescribed in APB 25, "Accounting for Stock Issued to Employees", and related Interpretations.

9. Revenue Recognition on Sales of LPG

Revenues are not recorded from sales of LPG to be delivered in the future until final delivery. Any amounts collected from such sales are recorded as obligation to deliver LPG in the consolidated balance sheet. Losses, if any, resulting from inventory imbalances from such sales are recognized currently, and gains, if any, are recognized at final delivery.

10. Foreign Currency Translation

The Company follows FASB No. 52 "Foreign Currency Translation" in consolidation of the Company's Mexican subsidiaries, whose functional currency is the US dollar. Non monetary balance sheet items and related revenue and expense are remeasured using historical rates. Monetary balance sheet items and related revenue and expense are remeasured using exchange rates in effect at the balance sheet dates.

11. Financial Instruments

The Company has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. At July 31, 2000, 2001 and 2002 the Company had no derivative financial instruments.

12. Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current presentation.

NOTE C – INCOME (LOSS) PER COMMON SHARE

The following tables present reconciliations from income (loss) per common share to income (loss) per common share assuming dilution (see note J for the warrants):

For the year ended July 31, 2000	*Income (Loss) (Numerator)*	*Shares (Denominator)*	*Per-Share Amount*
Net income (loss)	$ 1,460,781		
Less: Dividends on preferred stock	(45,370)		
Basic EPS			
Net income (loss) available to common stockholders	1,415,411	12,970,052	$ 0.11
Effect of Dilutive Securities			
Warrants	-	1,435,264	
Convertible Preferred Stock	-	41,803	
Diluted EPS			
Net income (loss) available to common stockholders	$ 1,415,411	14,447,119	$ 0.10

For the year ended July 31, 2001	*Income (Loss) (Numerator)*	*Shares (Denominator)*	*Per-Share Amount*
Net income (loss)	$(8,093,810)		
Basic EPS			
Net income (loss) available to common stockholders	(8,093,810)	14,146,980	$ (0.57)
Effect of Dilutive Securities			
Warrants	-	-	
Diluted EPS			
Net income (loss) available to common stockholders	N/A	N/A	N/A

For the year ended July 31, 2002	*Income (Loss) (Numerator)*	*Shares (Denominator)*	*Per-Share Amount*
Net income (loss)	$ 4,122,595		
Basic EPS			
Net income (loss) available to common stockholders	4,122,595	14,766,115	$ 0.28
Effect of Dilutive Securities			
Warrants	-	351,424	
Diluted EPS			
Net income (loss) available to common stockholders	$ 4,122,595	15,117,539	$ 0.27

NOTE D – NOTES FROM RELATED PARTIES

During April 1997, the Company's President exercised warrants to purchase 2,200,000 shares of common stock of the Company, at an exercise price of $1.25 per share. The consideration for the exercise of the warrants included $22,000 in cash and a $2,728,000 promissory note (President's Promissory Note). The note was due on April 11, 2000. On April 11, 2000, the Company's President issued a new promissory note totaling $3,196,693, representing the total unpaid principal and unpaid accrued interest at the expiration of the original promissory note. During September 1999, the Board of Directors of the Company agreed to offset interest due on the President's Promissory Notes in consideration for providing collateral and personal guarantees of Company debt. The principal amount of the note plus accrued interest at an annual rate of 10.0%, except as adjusted for above, was due on April 30, 2001. In November 2001 the Company extended the due date to October 31, 2003 and the interest was adjusted to the prime rate on November 7, 2001 (5.0%). The Company's President is personally liable with full recourse to the Company and has provided 1,000,000 shares of common stock of the Company as collateral. Those shares were subsequently pledged to the holders of the Restructured Notes and New Notes (see note H) as collateral. The President's Promissory Note has been recorded as a reduction of stockholders' equity.

On March 26, 2000, an affiliate of a director and officer of the Company issued the Company a new promissory note totaling $46,603, representing the total unpaid principal and interest due under a prior promissory note due to the Company which expired on March 26, 2000. The principal amount of the note plus accrued interest at an annual rate of 10.0% was due on April 30, 2001. The affiliate of a director and officer of the Company is personally liable with full recourse to the Company and has provided 15,000 shares of common stock of the Company as collateral. The promissory note has been recorded as a reduction of stockholders' equity.

During March 2000, a director and officer of the Company exercised warrants to purchase 200,000 shares of common stock of the Company at an exercise price of $2.50 per share. The consideration for the exercise of the warrants included $2,000 in cash and a $498,000 promissory note. The principal amount of the note plus accrued interest at an annual rate of 10.0% was due on April 30, 2001. The director and officer of the Company is personally liable with full recourse to the Company and has provided 200,000 shares of common stock of the Company as collateral. The promissory note has been recorded as a reduction of stockholders' equity.

During September 2000, a director and officer of the Company exercised warrants to purchase 200,000 shares of common stock of the Company at an exercise price of $2.50 per share. The consideration for the exercise of the warrants included $2,000 in cash and a $498,000 promissory note. The principal amount of the note plus accrued interest at an annual rate of 10.5% was due on April 30, 2001. The director and officer of the Company is personally liable with full recourse to the Company and has provided 60,809 shares of common stock of the Company as collateral (see below). The promissory note has been recorded as a reduction of stockholders' equity.

On September 10, 2000, the Board of Directors approved the repayment by a company controlled by a director and officer of the Company (Buyer) of the $900,000 promissory note to the Company through the exchange of 78,373 shares of common stock of the Company owned by Buyer, which were previously pledged to the Company in connection with the promissory note. The exchanged shares had a fair market value of approximately $556,000 at the time of the transaction resulting in an additional loss of $84,000 which was included in the consolidated statement of operations at July 31, 2000. The remaining note has a balance of $214,355 and is collateralized by compressed natural gas refueling station assets and 60,809 shares of the Company's common stock owned by the Buyer (see note R).

During November 2001, in connection with notes discussed in preceding paragraphs, in the aggregate amount of $1,042,603 issued to the Company by certain officers, directors and a related party (Note Issuers), the Company and the Note Issuers agreed to exchange 36,717 shares of common stock of the Company owned by the Note Issuers, and which shares were being held by the Company as collateral for the notes, for payment of all unpaid interest owing to the Company through October 31, 2001 ($146,869). In addition, the Company agreed to extend the date of the notes issued by the Note Issuers to October 31, 2003 (see note R). The accrued interest has been reserved in total by the Company. Therefore, the Company has accounted for the receipt of the shares as a reduction of the principal amount due on the notes at the quoted price of the shares at the date of the agreement.

In January 2002, the Company loaned the President $200,000 due in one year. The Company also had other advances to the President of approximately $82,000 as of July 31, 2002, which were offset per the employment agreement against accrued and unpaid bonuses due to the President (see note K). The Company and the President have agreed that the Company will not pay the portion of the remaining bonus due under his employment contract totaling $237,436 at July 31, 2002, to the extent of the outstanding amounts due under this loan.

Notes to Consolidated Financial Statements (continued)

NOTE E - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following as of July 31, :

	2001	2002
LPG:		
Brownsville Terminal Facility:		
Building	$ 173,500	$ 173,500
Terminal facilities	3,631,207	3,631,207
Tank Farm	370,855	370,855
Midline pump station	2,293,121	2,449,628
Leasehold improvements	291,409	302,657
Capital construction in progress	67,002	96,212
Equipment	469,545	502,557
	7,296,639	7,526,616
US - Mexico Pipelines and Matamoros Terminal Facility:		
U.S. Pipelines and Rights of Way	6,245,614	6,297,703
Mexico Pipelines and Rights of Way	993,300	993,300
Matamoros Terminal Facility	5,078,336	5,074,087
Saltillo Terminal	799,309	1,027,267
Land	644,526	856,358
	13,761,085	14,248,715
Total LPG	21,057,724	21,775,331
Other:		
Automobile	10,800	10,800
Office equipment	56,266	72,728
	67,066	83,528
	21,124,790	21,858,859
Less: accumulated depreciation and amortization	(2,864,406)	(3,707,842)
	$18,260,384	$18,151,017

The Company had previously completed construction of an additional LPG terminal facility in Saltillo, Mexico (Saltillo Terminal). The Company was unable to receive all the necessary approvals to operate the facility at that location. The Company has identified an alternate site in Hipolito, Mexico, a town located in the proximity of Saltillo to relocate the Saltillo Terminal. The cost of such relocation is expected to be between $250,000 and $500,000.

Depreciation and amortization expense of property, plant and equipment totaled $388,445, $758,911 and $843,435 for the years ended July 31, 2000, 2001 and 2002, respectively.

Property, plant and equipment, net of accumulated depreciation, includes $6,738,746 and $6,782,557 of costs, located in Mexico at July 31, 2001 and 2002, respectively.

NOTE F – INVENTORIES

Inventories consist of the following as of July 31,:

	2001		2002	
	Gallons	Cost	Gallons	Cost
LPG:				
Leased Pipeline, US-Mexico Pipelines, Brownsville Terminal Facility, Matamoros Terminal Facility and railcars leased by the Company	2,473,962	$ 1,016,641	2,495,466	$ 972,102
Markham Storage and other	27,664,139	11,368,206	427,003	166,338
	30,138,101	$12,384,847	2,922,469	$1,138,440

NOTE G - INCOME TAXES

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities were as follows at July 31,:

	2001		2002	
	Assets	Liabilities	Assets	Liabilities
Depreciation	$ -	$ 145,000	$ -	$ 133,000
Bad debt reserve	265,000	-	140,000	-
Receivable	12,000	-	12,000	-
Deferred compensation expense	203,000	-	256,000	-
Deferred interest cost	1,041,000	-	1,296,000	-
Deferred other cost	95,000	-	172,000	-
Net operating loss carryforward	3,986,000	-	2,277,000	-
	5,602,000	145,000	4,153,000	133,000
Less: valuation allowance	5,602,000	145,000	4,153,000	133,000
	$ -	$ -	$ -	$ -

There is no current or deferred U.S. or foreign income tax expense for the years ended July 31, 2000, 2001, and 2002. The Company did incur U.S. alternative minimum tax for the years ended July 31, 2000 and 2002 totaling $44,333, and $100,000, respectively. The Company was in a loss position for 2001 and utilized net operating loss carryforwards in 2000 and 2002.

Management believes that the valuation allowance reflected above is appropriate because of the uncertainty that sufficient taxable income will be generated in future taxable years by the Company to absorb the entire amount of such net operating losses.

At July 31, 2002, the approximate amount of net operating loss carryforwards and expiration dates for U.S. income tax purposes were as follows:

Year ending July 31,	*Tax Loss Carryforward*
2013	$ 598,000
2019	11,000
2021	6,087,000
	$ 6,696,000

Future changes in ownership, as defined by section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year.

NOTE H – DEBT OBLIGATIONS

Short-Term Debt

Restructuring of Notes

From December 10, 1999 through January 18, 2000, and on February 2, 2000, the Company completed a series of related transactions in connection with the private placement of $4,944,000 and $710,000, respectively, of subordinated notes (Notes) which were due the earlier of December 15, 2000, or upon the receipt of proceeds by the Company from any future debt or equity financing in excess of $2,250,000 (see below). Interest at 9% was due and paid on June 15, 2000 and December 15, 2000. In connection with the Notes, the Company granted the holders of the Notes, warrants (Warrants) to purchase a total of 706,763 shares of common stock of the Company at an exercise price of $4.00 per share, exercisable through December 15, 2002.

During December 2000, the Company entered into agreements (Restructuring Agreements) with the holders of $5,409,000 in principal amount of the Notes providing for the restructuring of such Notes (Restructuring). The remaining $245,000 balance of the Notes was paid.

Under the terms of the Restructuring Agreements, the due dates for the restructured Notes (Restructured Notes) were extended to December 15, 2001, subject to earlier repayment upon the occurrence of certain specified events provided for in the Restructured Notes. Additionally, beginning December 16, 2000, the annual interest rate on the Restructured Notes was increased to 13.5% (subject to the adjustments referred to below). Interest payments were paid quarterly beginning March 15, 2001.

Under the terms of the Restructuring Agreements, the holders of the Restructured Notes also received warrants to purchase up to 676,125 shares of common stock of the Company at an exercise price of $3.00 per share and exercisable until December 15, 2003 (New Warrants). The Company also agreed to modify the exercise prices of the Warrants to purchase up to 676,137 shares of common stock of the Company previously issued to the holders of the Restructured Notes in connection with their original issuance from $4.00 per share to $3.00 per share and extend the exercise dates of the Warrants from December 15, 2002 to December 15, 2003. In addition, the Company was required to reduce the exercise price of the Warrants and the New Warrants issued to the holders of the Restructured Notes from $3.00 per share to $2.50 per share because the Restructured Notes were not fully repaid by June 15, 2001.

In connection with the Restructuring Agreements, the Company agreed to register the shares of common stock which may be acquired in connection with the exercise of the New Warrants (Exercisable Shares) by March 31, 2001. In connection with the Company's obligations under the Restructured Notes, the Company's registration statement containing the Exercisable Shares was declared effective on March 14, 2001.

Under the terms of the Restructuring Agreements, the Company is also required to provide the holders of the Restructured Notes with collateral to secure the Company's payment obligations under the Restructured Notes consisting of a senior interest in substantially all of the Company's assets which are located in the United States (US Assets) and Mexico (Mexican Assets), excluding inventory, accounts receivable and sales contracts with respect to which the Company is required to grant a subordinated security interest (collectively referred to as the Collateral). The Company's President has also pledged 2,000,000 shares of common stock of the Company owned by the President (1,000,000 shares to be released when the required security interests in the US Assets have been granted and perfected and all the shares are to be released when the required security interests in all of the Collateral have been granted and perfected). The granting and perfection of the security interests in the Collateral, as prescribed under the Restructured Notes, have not been finalized. Accordingly, the interest rate under the Restructured Notes increased to 16.5% on March 16, 2001. The release of the first 1,000,000 shares will be transferred to the Company as collateral for the President's Promissory Note. The Collateral is also being pledged in connection with the issuance of other indebtedness by the Company (see note L). Investec PMG Capital, formerly PMG Capital Corp., (Investec) has agreed to serve as the collateral agent.

Investec acted as financial advisor for the restructuring of $4,384,000 in principal amount of the Restructured Notes. Investec received fees consisting of $131,520 in cash and warrants to purchase 50,000 shares of common stock of the Company with terms similar to the terms of the New Warrants. The Company also agreed to modify and extend the exercise date of warrants to purchase 114,375 shares of common stock of the Company originally issued to Investec in connection with the original issuance of the Notes with the same terms as those which were modified in the Warrants in connection with the Restructuring Agreements.

In connection with the Restructuring Agreements, the Company recorded a discount of $1,597,140 related to the fair value of the New Warrants issued, fair value related to the modifications of the Warrants, fees paid to Investec (including cash, new warrants granted and modifications to warrants previously granted to Investec in connection with the original issuance of the Notes) and other costs associated with the Restructuring Agreements, to be amortized over the life of the Restructured Notes. Total amortization of discounts related to the Notes and the Restructured Notes and included in the consolidated statements of operations was $1,002,470, $1,670,794 and $599,475 for the years ended July 31, 2000, 2001 and 2002, respectively.

Issuance of New Promissory Notes

On January 31, 2001, the Company completed the placement of $991,000 in principal amount of promissory notes (New Notes) due December 15, 2001. The holders of the New Notes received warrants to purchase up to 123,875 shares of common stock of the Company (New Note Warrants). The terms of the New Notes and New Note Warrants are substantially the same as those contained in the Restructured Notes and New Warrants issued in connection with the Restructuring described above. As described above, the Company's payment obligations under the New Notes are to be secured by the Collateral and the 2,000,000 shares of the Company which are owned by the Company's President.

Net proceeds from the New Notes were used for working capital purposes.

In connection with the New Notes, Investec acted as placement agent for the Company and received cash fees totaling $69,370 and reimbursement of out of pocket expenses.

In connection with the issuance of the New Notes and New Note Warrants, the Company recorded a discount of $349,494 related to the fair value of the New Note Warrants issued, fees paid to Investec and other costs associated with the private placement, to be amortized over the life of the New Notes. Total amortization of discounts related to the New Notes and included in the consolidated statements of operations was $199,398 and $150,096 for the years ended July 31, 2001 and 2002, respectively.

During August 2001 and September 2001, warrants to purchase 313,433 shares of common stock of the Company were exercised by certain holders of the New Warrants and New Note Warrants for which the exercise price totaling $614,833 was paid by reduction of the outstanding debt and accrued interest related to the New Notes and the Restructured Notes.

Extension of Restructured Notes and New Notes

During December 2001, the Company and certain holders of the Restructured Notes and the New Notes (Accepting Noteholders) reached an agreement whereby the due date for $3,135,000 of principal due on the Accepting Noteholders' notes was extended to June 15, 2002. In connection with the extension, the Company agreed to (i) continue paying interest at a rate of 16.5% annually on the Accepting Noteholders' notes, payable quarterly, (ii) pay the Accepting Noteholders a fee equal to 1% on the principal amount of the Accepting Noteholders' notes, (iii) modify the warrants held by the Accepting Noteholders by extending the expiration date to December 14, 2004 and (iv) remove the Company's repurchase rights with regard to the warrants.

In connection with the extension of the Accepting Noteholders' warrants, the Company recorded a discount of $207,283, which has been amortized for the year ended July 31, 2002.

During June 2002, the Company and certain holders of the Restructured Notes and the New Notes (New Accepting Noteholders) reached an agreement whereby the due date for approximately $2,985,000 of principal due on the New Accepting Noteholders' notes were extended to December 15, 2002. The New Accepting Noteholders' notes will continue to bear interest at 16.5% per annum. Interest is payable on the outstanding balances on specified dates through December 15, 2002. The Company paid a fee of 1.5% on the principal amount of the New Accepting Noteholders' notes on July 1, 2002. The principal amount and unpaid interest of the Restructured Notes and/or New Notes which were not extended were paid on June 15, 2002.

During June 2002 the Company issued a note for $100,000 to a holder of the Restructured Notes and the New Notes. The $100,000 note provides for similar terms and conditions as the New Accepting Noteholders' notes.

Long-term Debt

Long-term debt consists of the following as of July 31,:

	2001	*2002*
Promissory note issued in connection with the acquisition of the US - Mexico Pipelines and the Matamoros Terminal Facility (see note L).	$1,263,634	$ 837,918
Promissory note issued in connection with the acquisition of the US - Mexico Pipelines and the Matamoros Terminal Facility (see note L).	811,532	554,159
Promissory note issued in connection with the purchase of property (see note L).	1,934,872	1,935,723
Noninterest-bearing note payable, discounted at 7%, for legal services; due in February 2001.	147,500	137,500
Other debt	35,316	202,906
	4,192,854	3,668,206
Current maturities	918,885	3,055,708
	$3,273,969	$ 612,498

In connection with the note payable for legal services, the Company has not made all of the required payments. The Company provided a "Stipulation of Judgment" to the creditor at the time the note for legal services was issued.

Scheduled maturities are as follows:

Year ending July 31,	
2004	$ 552,498
2005	20,000
2006	20,000
2007	20,000
	$ 612,498

NOTE I – STOCKHOLDERS' EQUITY

Common Stock

During August and September 2001, warrants to purchase 37,500 and 275,933 shares, respectively, of common stock of the Company were exercised by certain holders of the New Warrants and New Note Warrants, through reductions of debt obligations (see note H).

During September 2001, the Company issued 1,000 shares of common stock of the Company to an employee of the Company as a bonus. In connection with the issuance of the shares, the Company recorded an expense of $2,800 based on the market value of the stock issued.

During November 2001, warrants to purchase a total of 78,750 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $137,813.

During June 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $62,500.

During July 2002, warrants to purchase 25,000 shares of common stock of the Company were exercised, resulting in cash proceeds to the Company of $62,500.

In connection with previous warrants issued by the Company, certain of these warrants contain a call provision whereby the Company has the right to purchase the warrants for a nominal price if the holder of the warrants does not elect to exercise the warrants within the call provision.

Stock Award Plan

Under the Company's 1997 Stock Award Plan (Plan), the Company has reserved for issuance 150,000 shares of common stock of the Company, of which 69,970 shares were unissued as of July 31, 2002, to compensate consultants who have rendered significant services to the Company. The Plan is administered by the Compensation Committee of the Board of Directors of the Company which has complete authority to select participants, determine the awards of common stock of the Company to be granted and the times such awards will be granted, interpret and construe the Plan for purposes of its administration and make determinations relating to the Plan, subject to its provisions, which are in the best interests of the Company and its stockholders. Only consultants who have rendered significant advisory services to the Company are eligible to be participants under the Plan. Other eligibility criteria may be established by the Compensation Committee as administrator of the Plan.

During September 2001, the Company issued 37,500 shares of common stock of the Company to a consultant in payment for services rendered to the Company valued at $150,000.

NOTE J - STOCK WARRANTS

The Company applies APB 25 for warrants granted to the Company's employees and to the Company's Board of Directors and SFAS 123 for warrants issued to acquire goods and services from non-employees.

Board Compensation Plan

During the Board of Directors (Board) meeting held on September 3, 1999, the Board approved the implementation of a plan to compensate each outside director serving on the Board (Plan). Under the Plan, all outside directors upon election to the Board are entitled to receive warrants to purchase 20,000 shares of common stock of the Company and are to be granted warrants to purchase 10,000 shares of common stock of the Company for each year of service as a director. Such warrants will expire five years after the warrants are granted. The exercise price of the warrants issued under the Plan are based on the average trading price of the Company's common stock on the effective date the warrants are granted, and the warrants vest monthly over a one year period.

In connection with the Plan, during August 2001 the Board granted warrants to purchase 10,000 and 20,000 shares of common stock of the Company at exercise prices of $3.99 and $4.05 per share to outside directors. Based on the provisions of APB 25, no compensation expense was recorded for these warrants.

In connection with the Board Plan, during November 2001 the Board granted warrants to purchase 30,000 shares of common stock of the Company at exercise prices of $3.66 per share to a newly appointed outside director. Based on the provisions of APB 25, no compensation expense was recorded for these warrants.

In connection with the Plan, during August 2002 the Board granted warrants to purchase 20,000 shares of common stock of the Company at exercise prices of $3.10 per share to outside directors. Based on the provisions of APB25, no compensation expense was recorded for these warrants.

2001 Warrant Plan

The Board in November 2001 approved the 2001 warrant plan (2001 Warrant Plan). The purpose of the 2001 Warrant Plan is to provide the Company with a vehicle to attract, compensate, and motivate selected employees, particularly executive officers, by issuing stock purchase warrants which will afford recipients an opportunity to share in potential capital appreciation in the Company's common stock.

The 2001 Warrant Plan provides for issuance of warrants to purchase up to a maximum of 1,500,000 shares of common stock of the Company, subject to adjustment in the event of adjustments to the Company's capitalization (such as stock dividends, splits or reverse splits, mergers, recapitalizations, consolidations, etc.). Any warrants which expire without being exercised are added back to the number of shares for which warrants may be issued. The 2001 Warrant Plan has a term of 10 years, and no warrants may be granted after that time.

The warrants may be issued to any person who, at the time of the grant under the 2001 Warrant Plan, is an employee or director of, and/or consultant or advisor to, the Company, or to any person who is about to enter into any such relationship with the Company.

The warrants will be issued in the discretion of the compensation committee and/or the Board (Administrator), which will determine when and who will receive grants, the number of shares purchasable under the warrants, the manner, conditions and timing of vesting, the exercise price, antidilution adjustments to be applied, and forfeiture and vesting acceleration terms.

The exercise price of the warrants are determined in the discretion of the Administrator, but may not be less than 85% of the fair market value of the common stock of the Company on the date of the grant, except that warrants granted to non-employee directors may have an exercise price not less than 100% of the fair market value. The fair market value is the closing price of the Company's common stock on the grant date. Warrants may be exercised only for cash.

The term of the warrants may not exceed ten years from the date of grant and may be exercised only during the term specified in the warrants. In the discretion of the Administrator, warrants may continue in effect and continue to vest even after termination of the holder's employment by the Company.

Other

In connection with a consulting agreement between the Company and a former director of the Company, during August 2000, the former director received warrants to purchase 100,000 shares of common stock of the Company at an exercise price of $6.38 per share exercisable through August 6, 2005. The warrants will vest ratably on a quarterly basis over four years. The warrants were accounted for under the provisions of SFAS 123 and the resulting expense is being amortized over the vesting period.

SFAS 123 Disclosures

Had compensation cost related to the warrants granted to employees been determined based on the fair value at the grant dates, consistent with the provisions of SFAS 123, the Company's pro forma net income (loss), and net income (loss) per common share would have been as follows for the years ended July 31,:

	2000	*2001*	*2002*
Net income (loss) as reported	$1,460,781	$ (8,093,810)	$4,122,595
Net income (loss) proforma	(245,886)	(10,855,577)	2,109,392
Net income (loss) per common share as reported	.11	(.57)	.28
Net income (loss) per common share proforma	(.02)	(.77)	.14
Net income (loss) per common share assuming dilution as reported	.10	(.57)	.27
Net income (loss) per common share assuming dilution proforma	(.02)	(.77)	.14

The following assumptions were used for grants of warrants to employees in the year ended July 31, 2000, to compute the fair value of the warrants using the Black-Scholes option-pricing model; dividend yield of 0%; expected volatility of 92% and 93%; risk free interest rate of 6.02%; and expected lives of 3 and 5 years.

The following assumptions were used for grants of warrants to employees in the year ended July 31, 2001, to compute the fair value of the warrants using the Black-Scholes option-pricing model; dividend yield of 0%; expected volatility of 90% to 92%; risk free interest rate of 6.02%; and expected lives of 5 years.

The following assumptions were used for grants of warrants to employees in the year ended July 31, 2002, to compute the fair value of the warrants using the Black-Scholes option-pricing model; dividend yield of 0% expected volatility of 87%; risk free interest rate of 3.59% and 4.72% depending on expected lives; and expected lives of 5 years.

For warrants granted to non-employees, the Company applies the provisions of SFAS 123 to determine the fair value of the warrants issued. Costs associated with warrants granted to non-employees for the years ended July 31, 2000, 2001 and 2002, totaled $58,333, $222,988 and $374,870, respectively. Warrants granted to non-employees simultaneously with the issuance of debt are accounted for based on the guidance provided by APB 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants".

A summary of the status of the Company's warrants as of July 31, 2000, 2001 and 2002, and changes during the years ending on those dates is presented below:

	2000		*2001*		*2002*	
Warrants	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	2,591,136	$ 2.71	4,154,988	$3.82	4,377,488	$3.67
Granted	2,478,738	4.36	1,395,000	3.82	60,000	3.84
Exercised	(914,886)	2.16	(922,500)	2.33	(442,183)	1.98
Expired	-	-	(250,000)	6.00	(83,750)	3.69
Outstanding at end of year	4,154,988	3.82	4,377,488	3.67	3,911,555	3.87
Warrants exercisable at end of year	2,946,653		3,451,251		3,574,027	

The following table depicts the weighted-average exercise price and weighted average fair value of warrants granted during the years ended July 31, 1999, 2000 and 2001, by the relationship of the exercise price of the warrants granted to the market price on the grant date:

	2000 For Warrants Granted		*2001 For Warrants Granted*		*2002 For Warrants Granted*	
Exercise price compared to market price on grant date	*Weighted Average Fair Value*	*Weighted Average Exercise Price*	*Weighted Average Fair Value*	*Weighted Average Exercise Price*	*Weighted Average Fair Value*	*Weighted Average Exercise Price*
Equals market price	$ -	$ -	$5.06	$6.77	$2.69	$3.84
Exceeds market price	2.96	4.21	1.84	4.16	-	-
Less than market price	1.85	2.50	2.30	2.50	-	-

The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended July 31, 2000, 2001 and 2002, respectively: dividend yield of 0% for all three years; expected volatility of 92%, 92% and 87%; risk-free interest rate of 6.02%, 6.02% and 3.59 to 4.72% depending on expected lives; and expected lives of 3 to 5, 3 to 5 and 5 years.

Notes to Consolidated Financial Statements (continued)

The following table summarizes information about the warrants outstanding at July 31, 2002:

	Warrants Outstanding			*Warrants Exercisable*	
Range of Exercise Prices	*Number Outstanding at July 31, 2002*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Weighted Number Exercisable at July 31, 2002*	*Average Exercise Price*
$2.50 to $3.00	1,685,917	1.89 years	$2.51	1,685,917	$2.51
$3.66 to $3.99	90,000	2.07	3.71	87,060	3.71
$4.00 to $4.05	225,638	.93	4.00	225,308	4.00
$4.60 to $6.69	1,660,000	2.51	4.78	1,399,897	4.75
$6.94 to $7.00	250,000	3.14	6.99	175,845	6.98
$2.50 to $7.00	3,911,555	2.18	$3.87	3,574,027	$3.73

NOTE K - COMMITMENTS AND CONTINGENCIES

Litigation

On March 16, 1999, the Company settled a lawsuit in mediation with its former chairman of the board, Jorge V. Duran. The total settlement costs recorded by the Company at July 31, 1999, was $456,300. The parties had agreed to extend the date on which the payments were required in connection with the settlement including the issuance of the common stock. On July 26, 2000, the parties executed final settlement agreements whereby the Company paid the required cash payment of $150,000. During September 2000, the Company issued the required stock.

On July 10, 2001, litigation was filed in the 164th Judicial District Court of Harris County, Texas by Jorge V. Duran and Ware, Snow, Fogel & Jackson L.L.P. against the Company alleging breach of contract, common law fraud and statutory fraud in connection with the settlement agreement between the parties dated July 26, 2000. Plaintiffs seek actual and punitive damages. The Company believes the claims are without merit and intends to vigorously defend against the lawsuit.

In November 2000, the litigation between the Company and A.E. Schmidt Environmental was settled in mediation for $100,000 without admission as to fault.

During August 2000, the Company and WIN Capital Corporation (WIN) settled litigation whereby the Company issued WIN 12,500 shares of common stock of the Company. The value of the stock, totaling approximately $82,000 at the time of settlement, was recorded in the Company's consolidated financial statements at July 31, 2000.

On February 24, 2000, litigation was filed in the 357th Judicial District Court of Cameron County, Texas, against Cowboy Pipeline Service Company, Inc. (Cowboy), an affiliate of CPSC, CPSC International, Inc. (CPSC) and the Company (collectively referred to as the Defendants) alleging that the Defendants had illegally trespassed in connection with the construction of the US Pipelines and seeking a temporary restraining order against the Defendants from future use of the US Pipelines. On March 20, 2000, the Company acquired the portion of the property which surrounds the area where the US Pipelines were constructed for cash of $1,908,000, which was paid during April 2000, and debt in the amount of $1,908,000. As a result, the litigation was dismissed. The debt bears interest at 10.0% per annum, payable monthly in minimum installments of $15,000 or $.001 for each gallon that flows through the US Pipelines with a balloon payment due in April 2003 (see note L).

On March 2, 2000, litigation was filed in the Superior Court of California, County of San Bernardino by Omnitrans against Penn Octane Corporation, Penn Wilson, CNG and several other third parties alleging breach of contract, fraud and other causes of action related to the construction of a refueling station by a third party. Penn Octane Corporation and Penn Wilson have both been dismissed from the litigation pursuant to a summary judgment. Omnitrans is appealing the summary judgments in favor of the Company and Penn Wilson. Based on proceedings to date, the Company believes that the claims are without merit and intends to vigorously defend against the lawsuit.

On August 7, 2001, a Mexican company, Intertek Testing Services de Mexico, S.A. de C.V. (Plaintiff), which contracts with PMI for LPG testing services, filed suit in the Superior Court of California, County of San Mateo against the Company alleging breach of contract. The plaintiffs are seeking damages in the amount of $750,000. The Company believes that the complaint is without merit and intends to vigorously defend against the lawsuit.

On October 11, 2001, litigation was filed in the 197th Judicial District Court of Cameron County, Texas by the Company against Tanner Pipeline Services, Inc. ("Tanner"); Cause No. 2001-10-4448-C alleging negligence and aided breaches of fiduciary duties on behalf of CPSC in connection with the construction of the US Pipelines. The Company is seeking damages. Discovery is continuing in this matter. After July 31, 2002, Tanner sent notice of its intent to seek its attorneys fees as a sanction in the event it prevails in the action. Trial is set for February 24, 2003.

The Company and its subsidiaries are also involved with other proceedings, lawsuits and claims. The Company believes that the liabilities, if any, ultimately resulting from such proceedings, lawsuits and claims, including those discussed above, should not materially affect its consolidated financial statements.

Award from Litigation

For the year ended July 31, 2000, the Company recognized a gain of $3,036,638 which represents the amount of an Award from litigation from a lawsuit that originated in 1994.

Credit Facility and Letters of Credit

As of July 31, 2002, the Company has a $13,000,000 credit facility with RZB Finance L.L.C. (RZB) through December 31, 2002 (will be reduced to $10,000,000 after December 31, 2002 unless RZB authorizes an extension) for demand loans and standby letters of credit (RZB Credit Facility) to finance the Company's purchases of LPG. Under the RZB Credit Facility, the Company pays a fee with respect to each letter of credit thereunder in an amount equal to the greater of (i) $500, (ii) 2.5% of the maximum face amount of such letter of credit, or (iii) such higher amount as may be agreed to between the Company and RZB. Any loan amounts outstanding under the RZB Credit Facility shall accrue interest at a rate equal to the rate announced by the Chase Manhattan Bank as its prime rate plus 2.5%. Pursuant to the RZB Credit Facility, RZB has sole and absolute discretion to limit or terminate their participation in the RZB Credit Facility and to make any loan or issue any letter of credit thereunder. RZB also has the right to demand payment of any and all amounts outstanding under the RZB Credit Facility at any time. In connection with the RZB Credit Facility, the Company granted a security interest and assignment in any and all of the Company's accounts, inventory, real property, buildings, pipelines, fixtures and interests therein or relating thereto, including, without limitation, the lease with the Brownsville Navigation District of Cameron County (District) for the land on which the Company's Brownsville Terminal Facility is located, the Pipeline Lease, and in connection therewith agreed to enter into leasehold deeds of trust, security agreements, financing statements and assignments of rent, in forms satisfactory to RZB. Under the RZB Credit Facility, the Company may not permit to exist any subsequent lien, security interest, mortgage, charge or other encumbrance of any nature on any of its properties or assets, except in favor of RZB, without the consent of RZB (see notes H and L).

The Company's President, Chairman and Chief Executive Officer has personally guaranteed all of the Company's payment obligations with respect to the RZB Credit Facility.

In connection with the Company's purchases of LPG from Exxon, El Paso NGL Marketing Company, L.P. (El Paso) (until September 30, 2002), Duke Energy NGL Services, Inc. (Duke) and/or Koch Hydrocarbon Company (Koch), letters of credit are issued on a monthly basis based on anticipated purchases.

Notes to Consolidated Financial Statements (continued)

In connection with the Company's purchase of LPG, under the RZB Credit Facility, assets related to product sales (Assets) are required to be in excess of borrowings and commitments. At July 31, 2002, the Company's borrowings and commitments exceeded the amount of the Assets which included $29,701 in cash, by approximately $2,400,000 (Asset Deficit). Subsequent to July 31, 2002, RZB has continued to fund and issue letters of credit to the Company despite the Asset Deficit.

Interest costs associated with the RZB Credit Facility totaled $513,392, $839,130, and $452,164 for the years ended July 31, 2000, 2001 and 2002.

Operating Lease Commitments

The Company has lease commitments for its pipeline, land, office space and office equipment. The Pipeline Lease originally required fixed monthly payments of $45,834 ($550,000 annually) and monthly service payments of $8,000 through March 2004. The service payments are subject to an annual adjustment based on a labor cost index and an electric power cost index. As provided in the Pipeline Lease, the Company has the right to use the Pipeline solely for the transportation of LPG belonging only to the Company and not to any third party. The lessor has the right to terminate the lease agreement under certain limited circumstances, which management currently believes are remote, as provided for in the lease agreement at specific times in the future by giving twelve months written notice. The Company can also terminate the lease at any time by giving thirty days notice only if its sales agreement with its main customer is terminated, and at any time by giving twelve months notice. Upon termination by the lessor, the lessor has the obligation to reimburse the Company the lesser of 1) net book value of its liquid propane gas terminal at the time of such termination or 2) $2,000,000.

The Pipeline Lease currently expires on December 31, 2013, pursuant to an amendment (Pipeline Lease Amendment) entered into between the Company and Seadrift on May 21, 1997, which became effective on January 1, 1999 (Effective Date). The Pipeline Lease Amendment provides, among other things, for additional storage access and inter-connection with another pipeline controlled by Seadrift, thereby providing greater access to and from the Leased Pipeline. Pursuant to the Pipeline Lease Amendment, the Company's fixed annual rent for the use of the Leased Pipeline was increased by $350,000, less certain adjustments during the first two years from the Effective Date, and the Company is required to pay for a minimum volume of storage of $300,000 per year beginning January 1, 2000. In addition, the Pipeline Lease Amendment provides for variable rental increases based on monthly volumes purchased and flowing into the Leased Pipeline and storage utilized. The Company has made all payments required under the Pipeline Lease Amendment.

The operating lease for the land on which the Brownsville Terminal Facility is located (Brownsville Lease) originally was due to expire in October 2003. During December 2001 the Company extended the Brownsville Lease until November 30, 2006. The Company has an option to renew for five additional five year terms. The rent may be adjusted in accordance with the terms of the agreement. The annual rental amount is approximately $75,000.

The Brownsville Lease provides, among other things, that if the Company complies with all the conditions and covenants therein, the leasehold improvements made to the Brownsville Terminal Facility by the Company may be removed from the premises or otherwise disposed of by the Company at the termination of the Brownsville Lease. In the event of a breach by the Company of any of the conditions or covenants, all improvements owned by the Company and placed on the premises shall be considered part of the real estate and shall become the property of the District.

The Company leases the land on which its Tank Farm is located. The lease amount is approximately $27,000 annually. The lease was originally due to expire on January 18, 2005. During December 2001 the Company extended the lease until November 30, 2006. The Company has an option to renew for five additional five year terms. The rent may be adjusted in accordance with the terms of the agreement.

Rent expense was as follows for the years ended July 31,:

	2000	*2001*	*2002*
Minimum Rent Expense	$1,495,326	$2,067,620	$2,020,129
Variable Rent Expense	708,213	783,297	1,218,843
Total	$2,203,539	$2,850,917	$3,238,972

As of July 31, 2002, the minimum lease payments for operating leases having initial or remaining noncancellable lease terms in excess of one year are as follows:

Year ending July 31,	
2003	$ 1,539,782
2004	1,449,887
2005	1,391,678
2006	1,382,462
2007	1,310,821
Thereafter	7,225,000
	$14,299,630

Employment Contracts

During the period February 1, 2001 through July 28, 2002, the Company continued the terms of the previous six year employment agreement with the President which had expired on January 31, 2001. Effective July 29, 2002, the Company entered into a new three year employment agreement with the President (Agreement). Under the terms of the Agreement, the President is entitled to receive a monthly salary equal to $25,000 and a minimum annual bonus payment equal to $100,000 plus five percent (5%) of net income before taxes of the Company. In addition, the President is entitled to receive a warrant grant by December 31, 2002 in an amount and with terms commensurate with prior practices.

In connection with the Agreement, the Company also agreed to forgive any interest due from the President pursuant to the President's Promissory Note, provided that the President guarantees at least $2,000,000 of the Company's indebtedness during any period of that fiscal year of the Company. Furthermore, the Company agreed to forgive the President's Promissory Note in the event that either (a) the share price of the Company's common stock trades for a period of 90 days at a blended average price equal to $6.20, or (b) the Company is sold for a price per share (or an asset sale realizes revenues per share) equal to $6.20.

Aggregate compensation under employment agreements totaled $338,500, $300,000 and $619,436 for the years ended July 31, 2000, 2001 and 2002, respectively, which included agreements with former executives.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks which at times exceed the federal deposit insurance.

NOTE L – ACQUISITION OF PIPELINE INTERESTS

On July 26, 1999, the Company was granted a permit by the United States Department of State authorizing the Company to construct, maintain and operate two pipelines (US Pipelines) crossing the international boundary line between the United States and Mexico (from the Brownsville Terminal Facility near the Port of Brownsville, Texas and El Sabino, Mexico) for the transport of LPG and refined products (motor gasoline and diesel fuel) [Refined Products].

Notes to Consolidated Financial Statements (continued)

On July 2, 1998, PennMex (see note M), received a permit from the Comision Reguladora de Energia (Mexican Energy Commission) to build and operate one pipeline to transport LPG (Mexican Pipeline) [collectively, the US Pipelines and the Mexican Pipeline are referred to as the US - Mexico Pipelines] from El Sabino (at the point North of the Rio Bravo) to the Matamoros Terminal Facility.

In connection with the construction of the US-Mexico Pipelines and the Matamoros Terminal Facility, the Company and CPSC entered into two separate Lease / Installation Purchase Agreements, as amended, (Lease Agreements), whereby CPSC was required to construct and operate the US - Mexico Pipelines (including an additional pipeline to accommodate Refined Products) and the Matamoros Terminal Facility and lease these assets to the Company. Under the terms of the Lease Agreements, CPSC was required to pay all costs associated with the design, construction and maintenance of the US - Mexico Pipelines and Matamoros Terminal Facility.

During December 1999, the Company and CPSC amended the Lease Agreements whereby the Company acquired a 50% interest for $3,000,000 and had the option to acquire the remaining 50% interest in the Lease Agreements. During February 2000, the Company determined that CPSC did not comply with certain obligations under the Lease Agreements. In March 2000, CPSC filed for protection under Chapter 11 of the United States Bankruptcy Code.

On March 30, 2001, the Company completed a settlement with CPSC and Cowboy, which provided the Company with the remaining 50% interest in the US-Mexico Pipelines, Matamoros Terminal Facility and related land, permits or easements (Acquired Assets) previously constructed and/or owned by CPSC and leased to the Company. Until the Settlement was completed (see below), the Company had recorded the remaining 50% portion of the US-Mexico Pipelines and Matamoros Terminal Facility as a capital lease. In addition, as part of the Settlement, the Company conveyed to CPSC all of its rights to a certain property (Sold Asset). The foregoing is more fully discussed below. The terms of the Settlement did not deviate in any material respect from the terms previously reported except that the fair value of the warrants issued in connection with the Settlement (see below) was reduced from $600,000 to $300,000 as a result of a decrease in the market value of the Company's common stock.

In connection with the Settlement, the Company agreed to pay CPSC $5,800,000 (Purchase Price) for the Acquired Assets, less agreed upon credits and offsets in favor of the Company totaling $3,237,500. The remaining $2,562,500 was paid at the closing of the Settlement by a cash payment of $200,000 to CPSC and the issuance to or for the benefit of CPSC of two promissory notes in the amounts of $1,462,500 (CPSC Note) (payable in 36 monthly installments of approximately $46,000, including interest at 9% per annum) and $900,000 (Other Note) (payable in 36 equal monthly installments of approximately $29,000, including interest at 9% per annum). The Other Note is collateralized by a first priority security interest in the U.S. portion of the pipelines comprising the Acquired Assets. The CPSC Note is also collateralized by a security interest in the Acquired Assets, which security interest is subordinated to the security interest which secures the Other Note. In addition, the security interest granted under the CPSC Note is shared on a pari passu basis with certain other creditors of the Company (see notes H and K). Under the terms of the CPSC Note, the Company is entitled to certain offsets related to future costs which may be incurred by the Company in connection with the Acquired Assets. In addition to the payments described above, the Company agreed to assume certain liabilities which were previously owed by CPSC in connection with construction of the Acquired Assets. CPSC also transferred to the Company any right that it held to any amounts owing from Termatsal for cash and/or equipment provided by CPSC to Termatsal, including approximately $2,600,000 of cash advanced to Termatsal, in connection with construction of the Mexican portion of the Acquired Assets.

The Sold Asset transferred to CPSC in connection with the Settlement consisted of real estate of the Company with an original cost to the Company of $3,800,000 and with a remaining book value totaling approximately $1,908,000 (after giving effect to credits provided to the Company included in the financial terms described above). CPSC agreed to be responsible for payments required in connection with the Debt related to the original purchase by the Company of the Sold Asset totaling approximately $1,908,000. CPSC's obligations under the Debt are to be paid by the Company to the extent that there are amounts owed by the Company under the CPSC Note, through direct offsets by the Company against the CPSC Note. After the CPSC Note is fully paid, the Company will no longer have any payment obligation to CPSC in connection with the Debt and therefore, CPSC will then be fully responsible to the Company for any remaining obligations in connection with the Debt (Remaining Obligations). CPSC's obligations to the Company in respect of the Remaining Obligations are collateralized by a deed of trust lien granted by CPSC in favor of the Company against the Sold Asset. CPSC also granted the Company a pipeline related easement on the Sold Asset. The principal of $1,908,000 plus accrued and unpaid interest is included in long-term debt and the corresponding amount required to be paid by CPSC has been recorded as a mortgage receivable (see note H). In addition to the Purchase Price above, CPSC received from the Company warrants to purchase 175,000 shares of common stock of the Company at an exercise price of $4.00 per share exercisable through March 30, 2004, such shares having a fair value totaling approximately $300,000. This amount had been included as part of the cost of the Acquired Assets in the consolidated financial statements as of July 31, 2001.

Until the security interests as described above are perfected, the Company's President is providing a personal guarantee for the punctual payment and performance under the CPSC Note.

NOTE M – ACQUISITION OF MEXICAN SUBSIDIARIES

Effective April 1, 2001, the Company completed the purchase of 100% of the outstanding common stock of both Termatsal and PennMex (Mexican Subsidiaries), previous affiliates of the Company which were principally owned by an officer and director. The Company paid a nominal purchase price. As a result of the acquisition, the Company has included the results of the Mexican Subsidiaries in its consolidated financial statements at July 31, 2001 and 2002. Since inception the operations of the Mexican Subsidiaries have been funded by the Company and such amounts funded were included in the Company's consolidated financial statements prior to the acquisition date. Therefore, there were no material differences between the amounts previously reported by the Company and the amounts that would have been reported by the Company had the Mexican Subsidiaries been consolidated since inception.

NOTE N – MEXICAN OPERATIONS

Under current Mexican law, foreign ownership of Mexican entities involved in the distribution of LPG or the operation of LPG terminal facilities is prohibited. Foreign ownership is permitted in the transportation and storage of LPG. Mexican law also provides that a single entity is not permitted to participate in more than one of the defined LPG activities (transportation, storage or distribution). PennMex has a transportation permit and the Mexican Subsidiaries own, lease, or are in the process of obtaining the land or rights of way used in the construction of the Mexican portion of the US-Mexico Pipelines, and own the Mexican portion of the assets comprising the US-Mexico Pipelines, the Matamoros Terminal Facility and the Saltillo Terminal. The Company's Mexican affiliate, Tergas, S.A. de C.V. (Tergas), has been granted the permit to operate the Matamoros Terminal Facility and the Company relies on Tergas' permit to continue its delivery of LPG at the Matamoros Terminal Facility. Tergas is owned 90% by Jorge Bracamontes, an officer and director of the Company, and the remaining balance is owned by another officer and consultant of the Company. The Company pays Tergas its actual cost for distribution services at the Matamoros Terminal Facility plus a small profit.

Through its operations in Mexico and the operations of the Mexican Subsidiaries and Tergas, the Company is subject to the tax laws of Mexico which, among other things, require that the Company comply with transfer pricing rules, the payment of income, asset and ad valorem taxes, and possibly taxes on distributions in excess of earnings. In addition, distributions to foreign corporations, including dividends and interest payments may be subject to Mexican withholding taxes.

NOTE O – FOURTH QUARTER ADJUSTMENTS - UNAUDITED

The net loss for the quarter ended July 31, 2001, included the following material fourth quarter adjustments: (i) an allowance for uncollectible receivables of approximately $200,000, (ii) through-put deficiency fees of approximately $660,000 above amounts previously estimated, and (iii) an adjustment to reduce sales of approximately $507,000.

Notes to Consolidated Financial Statements (continued)

The net income for the quarter ended July 31, 2002, included the following material fourth quarter adjustments: (i) approximately $170,000 for reduced through-put fees previously estimated in a prior quarter and (ii) approximately $270,000 related to LPG costs incurred in a prior quarter above amounts previously estimated.

NOTE P – REALIZATION OF ASSETS

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has had an accumulated deficit since inception, has used cash in operations and continues to have a deficit in working capital. In addition, significantly all of the Company's assets are pledged or committed to be pledged as collateral on existing debt in connection with the New Accepting Noteholders' notes, the RZB Credit Facility and the notes related to the Settlement. The New Accepting Noteholders' notes, which total approximately $3,085,000 at October 4, 2002, are due on December 15, 2002. In addition, the Company has entered into supply agreements for quantities of LPG totaling approximately 24,000,000 gallons per month adjusted for El Paso (actual deliveries have been approximately 21,700,000 gallons per month during the year ended July 31, 2002 adjusted for El Paso) although the Contract provides for lesser quantities (see note Q). As discussed in note A, the Company has historically depended heavily on sales to PMI.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts as shown in the accompanying consolidated balance sheets is dependent upon the Company's ability to obtain additional financing, repay, renew or extend the New Accepting Noteholders' notes, raise additional equity capital, resolve uncertainties related to the Saltillo Terminal and the success of the Company's future operations. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

To provide the Company with the ability it believes necessary to continue in existence, management is taking steps to (i) increase sales to its current customers, (ii) increase the number of customers assuming deregulation of the LPG industry in Mexico, (iii) extend the terms of the Pipeline Lease, (iv) expand its product lines, (v) obtain additional letters of credit financing, (vi) raise additional debt and/or equity capital, (vii) increase the current credit facility and (viii) relocate the Saltillo Terminal to another location near Saltillo, Coahuila, Mexico.

At July 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $6,700,000. The ability to utilize such net operating loss carryforwards may be significantly limited by the application of the "change of ownership" rules under Section 382 of the Internal Revenue Code.

NOTE Q – CONTRACTS

LPG Sales to PMI

The Company entered into sales agreements with PMI for the period from April 1, 2000 through March 31, 2001 (Old Agreements), for the annual sale of a combined minimum of 151,200,000 gallons of LPG, mixed to PMI specifications, subject to seasonal variability, which was delivered to PMI at the Company's terminal facilities in Matamoros, Tamaulipas, Mexico, Saltillo, Coahuila, Mexico or alternative delivery points as prescribed under the Old Agreements.

On October 11, 2000, the Old Agreements were amended to increase the minimum amount of LPG to be purchased during the period from November 2000 through March 2001 by 7,500,000 gallons resulting in a new annual combined minimum commitment of 158,700,000 gallons. Under the terms of the Old Agreements, sales prices were indexed to variable posted prices.

Upon the expiration of the Old Agreements, PMI confirmed to the Company in writing (Confirmation) on April 26, 2001, the terms of a new agreement effective April 1, 2001, subject to revisions to be provided by PMI's legal department. The Confirmation provided for minimum monthly volumes of 19,000,000 gallons at indexed variable posted prices plus premiums that provide the Company with annual fixed margins, which increase annually over a three-year period. The Company was also entitled to receive additional fees for any volumes which were undelivered. From April 1, 2001 through December 31, 2001, the Company and PMI operated under the terms provided for in the Confirmation. During January 1, 2002 through February 28, 2002, PMI purchased monthly volumes of approximately 17,000,000 gallons per month at slightly higher premiums then those specified in the Confirmation.

From April 1, 2001 through November 30, 2001, the Company sold to PMI approximately 39,600,000 million gallons (Sold LPG) for which PMI had not taken delivery. The Company received the posted price plus other fees on the sold LPG but did not receive the fixed margin referred to in the Confirmation (see note B9. At July 31, 2001, the obligation to deliver LPG totaled approximately $11,500,000 million related to such sales (approximately 26,600,000 million gallons). During the period from December 1, 2001 through March 31, 2002, the Company delivered to PMI the Sold LPG.

Effective March 1, 2002, the Company and PMI entered into a contract for the minimum monthly sale of 17,000,000 gallons of LPG, subject to monthly adjustments based on seasonality (Contract). The Contract expires on May 31, 2004, except that the Contract may be terminated by either party on or after May 31, 2003 upon 90 days written notice, or upon a change of circumstances as defined under the Contract.

In connection with the Contract, the parties also executed a settlement agreement (Settlement Agreement), whereby the parties released each other in connection with all disputes between the parties arising during the period April 1, 2001 through February 28, 2002, and previous claims related to the contract for the period April 1, 2000 through March 31, 2001.

PMI uses the Matamoros Terminal Facility to load LPG purchased from the Company for distribution by truck in Mexico. The Company continues to use the Brownsville Terminal Facility in connection with LPG delivered by railcar to other customers, storage and as an alternative terminal in the event the Matamoros Terminal Facility cannot be used temporarily.

Revenues from PMI totaled approximately $110,800,000 for the year ended July 31, 2002, representing approximately 77.9% of total revenues for the period.

LPG Supply Agreements

Effective October 1, 1999, the Company and Exxon entered into a ten year LPG supply contract, as amended (Exxon Supply Contract), whereby Exxon has agreed to supply and the Company has agreed to take, 100% of Exxon's owned or controlled volume of propane and butane available at Exxon's King Ranch Gas Plant (Plant) up to 13,900,000 gallons per month blended in accordance with required specifications (Plant Commitment). For the year ending July 31, 2002, under the Exxon Supply Contract, Exxon has supplied an average of approximately 14,300,000 gallons of LPG per month. The purchase price is indexed to variable posted prices.

In addition, under the terms of the Exxon Supply Contract, Exxon made its Corpus Christi Pipeline (ECCPL) operational in September 2000. The ability to utilize the ECCPL allows the Company to acquire an additional supply of propane from other propane suppliers located near Corpus Christi, Texas (Additional Propane Supply), and bring the Additional Propane Supply to the Plant (ECCPL Supply) for blending to the required specifications and then delivered into the Leased Pipeline. The Company agreed to flow a minimum of 122,000,000 gallons per year of Additional Propane Supply through the ECCPL until September 2004. The Company is required to pay minimum utilization fees associated with the use of the ECCPL until September 2004. Thereafter the utilization fee will be based on the actual utilization of the ECCPL.

In September 1999, the Company and El Paso entered into a three year supply agreement (El Paso Supply Agreement) whereby El Paso agreed to supply and the Company agreed to take, a monthly average of 2,500,000 gallons of propane (El Paso Supply) beginning in October 1999 expiring at September 30, 2002. The El Paso Supply Agreement was not renewed. The purchase price was indexed to variable posted prices.

In March 2000, the Company and Koch entered into a three year supply agreement (Koch Supply Contract) whereby Koch has agreed to supply and the Company has agreed to take, a monthly average of 8,200,000 gallons (Koch Supply) of propane beginning April 1, 2000, subject to the actual amounts of propane purchased by Koch from the refinery owned by its affiliate, Koch Petroleum Group, L.P. For the year ending July 31, 2002, under the Koch Supply Contract, Koch has supplied an average of approximately 5,300,000 gallons of propane per month. The purchase price is indexed to variable posted prices. Furthermore, the Company was required to pay additional charges associated with the construction of a new pipeline interconnection which was paid through additional adjustments to the purchase price (totaling approximately $1,000,000) which allows deliveries of the Koch Supply into the ECCPL.

Under the terms of the Koch Supply Contract, the Koch Supply is delivered into the ECCPL and blended to the required specifications.

During March 2000, the Company and Duke entered into a three year supply agreement (Duke Supply Contract) whereby Duke has agreed to supply and the Company has agreed to take, a monthly average of 1,900,000 gallons (Duke Supply) of propane or propane/butane mix beginning April 1, 2000. The purchase price is indexed to variable posted prices.

The Company is currently purchasing LPG from the above-mentioned suppliers (Suppliers). The Company's aggregate costs per gallon to purchase LPG (less any applicable adjustments) are below the aggregate sales prices per gallon of LPG sold to its customers.

As described above, the Company has entered into supply agreements for quantities of LPG totaling approximately 24,000,000 gallons per month adjusted for El Paso (actual deliveries have been approximately 21,700,000 gallons per month during the year ended July 31, 2002 adjusted for El Paso), although the Contract provides for lesser quantities.

In addition to the LPG costs charged by the Suppliers, the Company also incurs additional costs to deliver LPG to the Company's facilities. Furthermore, the Company may incur significant additional costs associated with the storage, disposal and/or changes in LPG prices resulting from the excess of the Plant Commitment, Koch Supply or Duke Supply over actual sales volumes. Under the terms of the Supply Contracts, the Company must provide letters of credit in amounts equal to the cost of the product to be purchased. In addition, the cost of the product purchased is tied directly to overall market conditions. As a result, the Company's existing letter of credit facility may not be adequate to meet the letter of credit requirements under the agreements with the Suppliers or other suppliers due to increases in quantities of LPG purchased and/or to finance future price increases of LPG.

NOTE R – SUBSEQUENT EVENTS – UNAUDITED

During October 2002, the Company agreed to accept the assets, collateralizing the $214,355 note (see note D), having a fair value of approximately $800,000 owned by an officer and a director of the Company and Buyer (Officer) as full satisfaction of the Officer's stock note ($498,000) and promissory note ($214,355) owed to the Company (see note D).

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock began trading in the over-the-counter ("OTC") market on the Nasdaq SmallCap Market under the symbol "POCC" in December 1995.

The following table sets forth the reported high ask and low bid quotations of the common stock for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	Low	*High*
FISCAL YEAR ENDED JULY 31, 2001:		
First Quarter	$3.500	$7.375
Second Quarter	$2.250	$5.250
Third Quarter	$2.437	$4.500
Fourth Quarter	$2.650	$3.990
FISCAL YEAR ENDED JULY 31, 2002:		
First Quarter	$3.510	$4.500
Second Quarter	$3.030	$3.950
Third Quarter	$2.180	$3.700
Fourth Quarter	$2.500	$4.150

On October 11, 2002, the closing bid price of the common stock as reported on the Nasdaq SmallCap Market was $2.25 per share. On October 11, 2002, the Company had 14,870,977 shares of common stock outstanding and approximately 295 holders of record of the common stock.

The Company has not paid any common stock dividends to stockholders and does not intend to pay any common stock dividends to stockholders in the foreseeable future and intends to retain any future earnings for capital expenditures and otherwise to fund the Company's operations.

Report of Independent Certified Public Accountants

To the Board of Directors
Penn Octane Corporation

We have audited the accompanying consolidated balance sheets of Penn Octane Corporation and its subsidiaries (Company) as of July 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of July 31, 2001 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended July 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II of the Company for each of the three years in the period ended July 31, 2002. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note P to the consolidated financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern including 1) the Company has a deficit in working capital and 2) significantly all of the Company's assets are pledged or committed to be pledged as collateral on existing debt in connection with the New Accepting Noteholders' notes, the RZB Credit Facility and the notes related to the Settlement. Management's plans in regard to these matters are also described in note P. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Burton McCumber & Cortez, L.L.P.

BURTON McCUMBER & CORTEZ, L.L.P.
Brownsville, Texas
October 4, 2002

Corporate Information



Directors
J. B. Richter
Chairman of the Board

Jorge Bracamontes

Ian T. Bothwell

Jerry Lockett

Independent Directors
Stewart Paperin

Harvey Benenson

Emmett Murphy

Officers
J. B. Richter
President & Chief Executive Officer

Jorge Bracamontes
Executive Vice President & Secretary

Ian T. Bothwell
Vice President, Chief Financial Officer, Treasurer & Assistant Secretary

Jerry Lockett
Vice President

Vicente Soriano
Vice President

Charlie Handly
Vice President

Auditors
Burton McCumber & Cortez, LLP
1950 Paredes Line Road
Brownsville, TX 78521

Legal Counsel
Law Offices of Kevin Finck
Two Embarcadero Center, Ste 1670
San Francisco, CA 94111

Transfer Agent & Registrar
Computershare Investor Services
Operations Center
350 Indiana Street, Ste. 800
Golden, CO 80401

Stock Exchange
The common stock for the Company is listed under the symbol POCC on the NASDAQ Small Cap Market.

Headquarters
77-530 Enfield Lane, Bldg D
Palm Desert, CA 92211
760-772-9080
www.pennoctane.com

Houston Office
One Memorial City Plaza
800 Gessner, Ste 1285
Houston, Texas 77024
713-467-8711

Brownsville Terminal Facility
902 Chemical Road
Brownsville, Texas 78521
956-831-9442

Matamoros Terminal Facility
Egido La Gloria
Kilometro 3.4
Carretera Lucio Blanco
Con Brecha 22
Matamoros, Tamps.
Mexico 87560
01152-868-819-2362

Mexico City Office
Col Polanco
Goldsmith #38 Despacho 102
Mexico City, DF
Mexico 11560
01152-555-281-7633



Penn Octane Corporation
77-530 Enfield Lane, Bldg D
Palm Desert, CA 92211
760-772-9080
www.pennoctane.com